New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Nora M. Jordan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4684 tel 212 701 5684 fax nora.jordan@davispolk.com

February 21, 2013

Re:
SPDR® Dow Jones Industrial AverageSM ETF Trust; Filing on Form S-6 for Registration of Securities of Unit Investment Trusts Registered on Form N-8B-2
(Securities Act of 1933 File No. 33-31247; Investment Company Act of 1940 File No. 811-09170)

Via Electronic Filing

Michael J. Spratt, Esq.
Kieran Brown, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Messrs. Spratt and Brown:

           On behalf of SPDR® Dow Jones Industrial AverageSM ETF Trust (the “Trust”), we thank you for the comments Mr. Brown provided to us telephonically on December 11, 2012 as they relate to Post-Effective Amendment (a “PEA”) No. 16  to the Trust’s registration statement on Form S-6 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2012.  We are writing to respond to your comments below.  Where changes were necessary in response to your comments, they will be reflected in a PEA No. 19 to the Trust’s Registration Statement,1 which will be filed via EDGAR.  To facilitate your review, a changed-pages-only marked copy of the proposed PEA No. 19 to the Trust’s Registration Statement, indicating changes to PEA No. 16 in response to your comments, along with other changes, is being provided to you herewith.  Capitalized terms not defined herein have the meanings set forth in the Registration Statement.

Registration Statement Facing Sheet/ Sponsor/ Trustee

Comment 1	Disclose the Internal Revenue Service Employer Identification Number of each of the Trust, the depositor and the trustee of the Trust, as required per Items 1(a), 2 and 3 of Form N-8B-2.

Response 1
The Internal Revenue Service Employer Identification Numbers of the Trust, the depositor and the trustee of the Trust are 04-3403937, 26-4126158 and 04-1867445, respectively, and are now disclosed on the facing sheet and in the “Sponsor” and “Trustee” sections of the Registration Statement.

1 PEA Nos. 17 and 18 were filed via EDGAR on December 28, 2012 and January 24, 2013, respectively, solely to delay the date of effectiveness of the Registration Statement.

2	February 21, 2013

Prospectus

Fee Table

Comment 2	In the footnote to the fee table, add disclosure stating whether the expenses reimbursed or assumed by the Sponsor pursuant to its voluntary undertaking may be recouped.

Response 2
Disclosure regarding the voluntary undertaking by the Sponsor to cap ordinary operating expenses of the Trust, to which the language regarding recoupment relates, has been deleted from the Registration Statement (along with the language on recoupment) as the voluntary undertaking is no longer in effect.

Comment 3	Confirm that the Trust will invest, under normal circumstances, at least 80% of the value of its assets in the particular types of investments suggested by the Trust’s name.

Response 3	At least 80% of the Trust’s assets will be invested in securities comprising the DJIA.

Summary—Principal Risks of Investing in the Trust

Comment 4
Regarding the “Index Tracking Risk” under “Summary—Principal Risks of Investing in the Trust,” provide an example of when the Trust would not fully replicate the performance of the DJIA due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances.

Response 4	The requested revision has been made to the risk factor, as follows:

Index Tracking Risk. While the Trust is intended to track the performance of the DJIA as closely as possible (i.e., to achieve a high degree of correlation with the DJIA), the Trust’s return may not match or achieve a high degree of correlation with the return of the DJIA due to expenses and transaction costs incurred in adjusting the ~~actual balance of the~~ Portfolio. In addition, it is possible that the Trust may not always fully replicate the performance of the DJIA due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted). In addition, the Trust’s portfolio may deviate from the DJIA to the extent required to ensure continued qualification as a “regulated investment company” under Subchapter M of the Code.

Purchase and Sale Information

Comment 5
In the first paragraph under “Purchase and Sale Information,” disclose the ticker symbols (or the equivalent thereof) under which Units are traded on the Singapore Exchange Securities Trading Limited and Euronext Amsterdam.

Response 5	The requested revisions have been made to the first paragraph under “Purchase and Sale Information”, as follows:

Individual Units of the Trust may be purchased and sold on NYSE Arca, Inc. (the “Exchange”), under the market symbol “DIA”, through your broker-dealer at market prices. Units trade at market prices that may be greater than the net asset value per

3	February 21, 2013

Unit (“NAV”) (premium) or less than NAV (discount). Units are also listed and traded on the Singapore Exchange Securities Trading Limited (stock code D07) and Euronext Amsterdam (ticker symbol DIA). In the future, Units may be listed and traded on other non-U.S. exchanges.  Units may be purchased on other trading markets or venues in addition to the Exchange, the Singapore Exchange Securities Trading Limited and Euronext Amsterdam.  Euronext Amsterdam is an indirect wholly owned subsidiary of NYSE Euronext.

Dividends and Distributions—Dividends and Capital Gains

Comment 6
The first paragraph under “Dividends and Distributions—Dividends and Capital Gains” contains a sentence stating that “Because of such fees and expenses, the dividend yield for Units is ordinarily less than that of the DJIA.”  Delete the word “ordinarily” from such sentence or explain when the dividend yield would not be less than that of the DJIA.

Response 6
As noted in the Registration Statement in the last paragraph under “Federal Income Taxes – Taxation of the Trust”, “[i]n order to meet the distribution requirements necessary to be exempt from U.S. federal income tax on its distributed income, the Trust may be required to make distributions in excess of the yield performance of the Portfolio Securities and may be required to sell securities in order to do so.”  Accordingly, the word “ordinarily” is being retained and no changes are otherwise being made since there could be instances where the dividend yield for Units is greater than that of the DJIA.

Expenses of the Trust

Comment 7	Disclose whether the recoupment by the Sponsor in the second paragraph under “Expenses of the Trust” has a time limit.

Response 7
Disclosure regarding the voluntary undertaking by the Sponsor to cap ordinary operating expenses of the Trust, to which the language regarding recoupment relates, has been deleted from the Registration Statement (along with the language on recoupment) as the voluntary undertaking is no longer in effect.

Comment 8	Disclose the aggregate dollar amount of fees paid to the Trustee for the fiscal year ended October 31, 2012 under “Expenses of the Trust—Trustee Fee Scale.”

Response 8	The requested revision has been made to the first paragraph under “Expenses of the Trust—Trustee Fee Scale” as follows:

As of October 31, 2012, and as of December 31, 2012, the ~~NAV~~net asset value of the Trust was $~~[_____]~~10,308,837,382 and $~~[_____]~~10,766,461,981, respectively. No representation is made as to the actual ~~NAV~~net asset value of the Trust on any future date, as it is subject to change at any time due to fluctuations in the market value of the Portfolio Securities, or to creations or redemptions made in the future. For the fiscal year ended October 31, 2012, the aggregate dollar amount of fees paid to the Trustee was $6,983,198.

Comment 9	The Registration Statement states that the “Adjustment Amount is calculated at the end of each quarter and applied against the Trustee’s fee for the following

4	February 21, 2013

quarter,” and goes on to describe the calculation process.  Please provide an example.

Response 9	An example of how the Adjustment Amount was calculated during the year ended October 31, 2012 has been added to the end of “Expenses of the Trust—Trustee Fee Scale” as follows:

For example, during the year ended October 31, 2012, the Adjustment Amount included an excess of net transaction fees from processing orders of $448,744 and a Trustee earnings credit of $20,683.  Thus, the Adjustment Amount reduced the Trustee’s fee by $469,427.

Determination of NAV

Comment 10
Clarify what is meant by “If Portfolio Securities are listed on one or more national securities exchanges, such evaluation is generally based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation),” in the second paragraph under “Determination of NAV.” Alternatively, if such disclosure tracks the terms of the Trust Agreement, so state.

Response 10
The referenced sentence tracks the terms of the Trust Agreement. We note that all of the Portfolio Securities are listed on one or more national securities exchanges and therefore, under normal circumstances, the closing sale price is available.

Sponsor

Comment 11
Revise the first sentence in the third paragraph under “Sponsor” to clarify that the resignation of the Sponsor is one of the circumstances under which the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or terminate the Trust Agreement and liquidate the Trust.

Response 11	The requested revision has been made as follows:

If at any time the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required to be undertaken or performed by it, and such failure is not cured within fifteen (15) Business Days following receipt of notice from the Trustee of such failure, or if the Sponsor resigns, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or terminate the Trust Agreement and liquidate the Trust. Upon the Trustee’s and a successor Sponsor’s execution of an instrument of appointment and assumption, the successor Sponsor succeeds to all of the rights, powers, duties and obligations of the original Sponsor. The successor Sponsor shall not be under any liability under the Trust Agreement for occurrences or omissions prior to the execution of such instrument. Any successor

5	February 21, 2013

Sponsor may be compensated at rates deemed by the Trustee to be reasonable, but not exceeding the amounts prescribed by the SEC.

Comment 12
Disclose the information required by Item 28(a) and (b) of Form N-8B-2 (i.e., the following information about the depositor’s officers, directors or partners: name, principal business address, nature of relationship with the depositor, ownership of all securities of the depositor, ownership of all securities of the trust, other companies of which each of such persons if presently an officer, director or partner, as well as a brief statement of the business experience during the last five years of each officer, director or partner of the depositor).

Response 12	The requested disclosure has been made under “Sponsor” as follows:

The following information is being provided with respect to each officer and member of the Sponsor as at February 21, 2013.

Name	Nature of Relationship or Affiliation with Sponsor
Joseph Mecane	President
Laura Morrison	Senior Vice President
Janet McGinness	Secretary
NYSE MKT, LLC	Member

The principal business address for each of the officers and members listed above is c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  None of the officers listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding limited liability company interests of the Sponsor.  All of the outstanding limited liability company interests of the Sponsor are owned by NYSE MKT, LLC as the sole member of the Sponsor.

None of the individuals listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding Units of the Trust.

Other Companies of which Each of the Persons2 Named Above is Presently an Officer, Director or Partner
Person Named Above	Name and Principal Business Address of such Other Company	Nature of Business of such Other Company	Nature of Affiliation with such Other Company
Joseph Mecane	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Executive Vice President
	New York Block Exchange LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Director
	NYSE Amex Options LLC,	Subsidiary of global operator of financial	Director

2 Exclude persons whose affiliation with the Sponsor arises solely by virtue of stock ownership (as defined under Section 2(a)(3)(A) of the Investment Company Act of 1940).

6	February 21, 2013

	11 Wall Street, New York, New York 10005	markets and provider of trading technologies.
	NYSE IP LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Chief Executive Officer
	NYSE MKT, LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	President and Chief Executive Officer
Laura Morrison	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Senior Vice President
	The Borough of Manhattan Community College Foundation, c/o the City University of New York, 199 Chambers Street, New York, New York 10007	Not-for-profit organization whose sole business is to support the Borough of Manhattan Community College.	Director, Treasurer and Secretary
Janet McGinness3	NYSE Euronext, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Executive Vice President and Secretary

Joseph Mecane has been employed by NYSE Euronext (or its predecessors) since May 2008.  From November 2004 until May 2008, Mr. Mecane was a Managing Director in the Equities Division of UBS Investment Bank, where he was responsible for overseeing the firm’s wholesale and retail trade-execution business. Laura Morrison has been employed by NYSE Euronext (or its predecessors) since 1995.  Janet McGinness has been employed by NYSE Euronext (or its predecessors) since 2006.

Comment 13	Disclose the general character of the general business engaged in by the depositor under “Sponsor”.

Response 13	The first paragraph under “Sponsor” has been revised with the requested information as follows:

The Sponsor is a Delaware limited liability company incorporated on April 6, 1998 with offices c/o NYSE Euronext, 11 Wall Street, New York, New York 10005. The

3 In addition to her positions with the Sponsor and NYSE Euronext, Ms. McGinness is a Director and/or an officer (e.g., Senior Vice President, Vice President, Associate General Counsel, Secretary, Assistant Secretary) of 25 other subsidiaries of NYSE Euronext.

7	February 21, 2013

Sponsor’s Internal Revenue Service Employer Identification Number is 26-4126158.  The Sponsor’s sole business activity is to act as the sponsor of the Trust and two other ETFs.  On October 1, 2008, the Sponsor became an indirect wholly-owned subsidiary of NYSE Euronext following the acquisition by NYSE Euronext of the American Stock Exchange LLC and all of its subsidiaries. NYSE Euronext is a “control person” of the Sponsor as such term is defined in the Securities Act of 1933.

Comment 14	Confirm whether a notice to shareholders is required to be provided upon the resignation of the Sponsor, the Sponsor’s failure to undertake its duties or if the Sponsor is adjudged bankrupt.

Response 14
The terms of the Trust Agreement do not require that a notice to shareholders be provided upon the resignation of the Sponsor, the Sponsor’s failure to undertake its duties or if the Sponsor is adjudged bankrupt.

Distributor

Comment 15	Disclose the amount of the flat annual fee that the Sponsor pays the Distributor under “Distributor.”

Response 15	The first paragraph under “Distributor” has been revised with the requested information as follows:

The Distributor is a corporation organized under the laws of the State of Colorado and is located at 1290 Broadway, Suite 1100, Denver, CO 80203. The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). The Sponsor pays the Distributor for its services a flat annual fee of $35,000. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the SEC.

Comment 16
The “Distribution” section states that the Sponsor will not seek reimbursement from the Trust for the payment that the Sponsor makes to the Distributor without obtaining prior exemptive relief from the SEC.  Confirm whether the Sponsor intends to seek such relief.

Response 16	At this time, the Sponsor does not intend to seek such relief.

Trust Agreement—Termination of the Trust Agreement

Commen t17
Under “Trust Agreement—Termination of the Trust Agreement,” the Registration Statement states that the adjustment for inflation in accordance with the CPI-U is to take effect at the end of the fourth year following January 13, 1998.  Revise this disclosure from future tense to past tense, if applicable.

Response 17	The first paragraph under “Trust Agreement—Termination of the Trust Agreement” has been revised to clarify that the adjustment took place and is ongoing, as follows:

The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time the ~~NAV~~net asset value of the Trust is less than $350,000,000, as ~~such dollar amount shall be~~ adjusted for inflation in accordance with the CPI-U~~. This adjustment is to take effect~~ at the end of ~~the fourth year following January 13, 1998 and at the end of~~ each year ~~thereafter and to be~~

8	February 21, 2013

~~made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year~~from (and including) 2002.

Code of Ethics

Comment 18
Disclose whether the code of ethics adopted by the Trust in compliance with Rule 17j-1 requirements under the Investment Company Act of 1940 permits personnel subject to the code to invest in securities, including securities that may be purchased or held by the Trust.

Response 18	The first paragraph under “Code of Ethics” has been revised with the requested disclosure as follows:

The Trust has adopted a code of ethics in compliance with Rule 17j-1 requirements under the Investment Company Act of 1940. Subject to pre-clearance, reporting, certification and other conditions and standards, the code permits personnel subject to the code, if any, to invest in Index Securities for their own accounts. The code is designed to prevent fraud, deception and misconduct against the Trust and to provide reasonable standards of conduct. The code is on file with the SEC and you may obtain a copy by visiting the SEC at the address listed on the back cover of this prospectus. The code is also available on the SEC’s Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the SEC at the address listed on the back cover of this prospectus.

Thank you very much for your assistance with this matter.  Please do not hesitate to contact me (212-450-4684) or Aaron Schlaphoff (212-450-4791) if you have any questions.

Very truly yours,

/s/ Nora M. Jordan

Nora M. Jordan

As filed with the Securities and Exchange Commission on ~~October 31~~February 21, ~~2012~~2013

File No. 333-31247
811-09170

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. ~~16~~19
TO
Form S-6
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
ON FORM N-8B-2

A.	Exact name of Trust:
SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST
(formerly known as DIAMONDS TRUST SERIES 1 prior to February 26, 2010)
(I.R.S. Employer Identification Number: 04-3403937)
B.	Name of Depositor:
PDR SERVICES LLC
C.	Complete address of Depositor's principal executive office:
PDR SERVICES LLC
c/o NYSE Euronext
11 Wall Street
New York, New York 10005
D.	Name and complete address of agent for service:
Marija Willen, Esq.
PDR SERVICES LLC
c/o NYSE Euronext
11 Wall Street
New York, New York 10005
Copy to:
Nora M. Jordan, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

It is proposed that this filing will become effective:
[X] ~~60 days after~~immediately upon filing pursuant to paragraph (~~a)(1~~b) of Rule 485.

E.	Title of securities being registered:
An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.
F.	Approximate date of proposed public offering:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
Check box if it is proposed that this filing will become effective on [date] at [time] pursuant to ~~paragraph (b) of~~ Rule ~~485~~487.

Form N-8B-2	Form S-6
Item Number	Heading in Prospectus
25. Organization of depositor	Sponsor
26. Fees received by depositor	*
27. Business of depositor	Sponsor
28. Certain information as to officials and affiliated persons of depositor	Sponsor
29. Ownership of voting securities of depositor	Sponsor
30. Persons controlling depositor	Sponsor
31. Payments by depositor for certain services rendered to Trust	*
32. Payments by depositor for certain other services rendered to Trust	*
33. Remuneration of employees of depositor for certain services rendered to Trust	*
34. Compensation of other persons for certain services rendered to Trust	*

IV. Distribution and Redemption of Securities
35. Distribution of Trust’s securities in states	*
36. Suspension of sales of Trust’s securities	*
37. Denial or revocation of authority to distribute	*
38. (a) Method of distribution	Purchases and Redemptions of Creation Units—Purchase (Creation)
(b) Underwriting agreements	Purchases and Redemptions of Creation Units
(c) Selling agreements	Same as set forth in 38(b)
39. (a) Organization of principal underwriter	Distributor
(b) NASD membership of principal underwriter	Distributor
40. Certain fees received by principal underwriters	*
41. (a) Business of principal underwriters	Purchases and Redemptions of Creation Units; Distributor
(b) Branch offices of principal underwriters	*
(c) Salesmen of principal underwriters	*
42. Ownership of Trust’s securities by certain persons	*
43. Certain brokerage commissions received by principal underwriters	*
44. (a) Method of valuation for determining offering price	Portfolio Adjustments; Determination of ~~NAV~~ Net Asset Value
(b) Schedule as to components of offering price	*
(c) Variation in offering price to certain persons	*
45. Suspension of redemption rights	*
46. (a) Certain information regarding redemption or withdrawal valuation	Determination of ~~NAV~~Net Asset Value; Purchases and Redemptions of Creation Units—Redemption
(b) Schedule as to components of redemption price	*
47. Maintenance of position in underlying securities	Purchases and Redemptions of Creation Units; Portfolio Adjustments; Determination of ~~NAV~~Net Asset Value; Additional Information Regarding Dividends and Distributions—General Policies

V. Information Concerning the Trustee or Custodian
48. Organization and regulation of trustee	Trustee
49. Fees and expenses of trustee	Summary—Fees and Expenses of the Trust; Expenses of the Trust; Purchases and Redemptions of Creation Units—Redemption
50. Trustee’s lien	Expenses of the Trust; Purchases and Redemptions of Creation Units—Redemption

VI. Information Concerning Insurance of Holders of Securities
51. (a) Name and address of insurance company	*
(b) Types of policies	*
(c) Types of risks insured and excluded	*
(d) Coverage	*
(e) Beneficiaries	*
____________

  iv

[SPDR Logo]

~~Prospectus Dated October 31, 2012~~
~~Subject to Completion~~

SPDR® DOW JONES INDUSTRIAL AVERAGESM ETF Trust (“DIA” or the “Trust”)
(A Unit Investment Trust)

Principal U.S. Listing Exchange for SPDR® DOW JONES INDUSTRIAL AVERAGESM ETF Trust:
NYSE Arca, Inc. under the symbol “DIA”

~~[~~Prospectus Dated February ~~___~~21, 2013~~]~~

The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Securities of the Trust (“Units”) are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other agency of the U.S. Government, nor are such Units deposits or obligations of any bank. Such Units of the Trust involve investment risks, including the loss of principal.

COPYRIGHT ~~[~~2013~~]~~ PDR Services LLC

Sponsor	~~45~~44
Trustee	~~45~~47
Depository	~~46~~48
Distributor	~~46~~48
Trust Agreement	~~47~~48
Amendments to the Trust Agreement	~~47~~48
Termination of the Trust Agreement	~~47~~49
Legal Opinion	~~48~~49
Independent Registered Public Accounting Firm and Financial Statements	~~48~~49
Code of Ethics	~~48~~49
Information and Comparisons Relating to Secondary Market Trading and Performance	~~48~~50

 “Dow Jones Industrial AverageSM”, “DJIA®”, “Dow Jones®”, “The Dow®” and “DIAMONDS®” are trademarks and service marks of Standard & Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC (“S&P”) and sublicensed for use by State Street Global Markets, LLC.  The Trust, PDR Services LLC and NYSE Arca, Inc. are permitted to use these trademarks and service marks pursuant to separate “Sublicenses.” The Trust is not sponsored, endorsed, sold or promoted by S&P, its affiliates or its third party licensors.

“SPDR®” is a trademark of Standard & Poor’s Financial Services LLC and has been licensed for use by S&P and sublicensed for use by State Street Global Markets, LLC. No financial product offered by State Street Global Markets, LLC or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P, its affiliates or its third party licensors.

SUMMARY

Investment Objective

SPDR® Dow Jones Industrial AverageSM ETF Trust (the “Trust”) seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Dow Jones Industrial Average (the “DJIA”).

Fees and Expenses of the Trust

This table estimates the fees and expenses that the Trust pays on an annual basis, which you therefore pay indirectly when you buy and hold Units.  It does not reflect brokerage commissions that you may pay for purchases and sales of Units on the secondary markets.

Unitholder Fees:	None
(fees paid directly from your investment)

~~[~~Estimated Annual Trust Ordinary Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)

Current Estimated Annual Trust Ordinary Operating Expenses	As a % of Trust Average Net Assets
Trustee’s Fee	~~[____]~~0.06%
S&P License Fee	~~[____]~~0.04%
Marketing	~~[____]~~0.06%
Other Operating Expenses	~~[____]~~0.01%
~~Net~~ Expenses ~~*~~	~~[____]~~0.17%

Future expense accruals will depend primarily on the level of the Trust’s net assets and the level of expenses.~~]~~

~~_____________________________~~

~~*~~
~~[Until the Sponsor otherwise determines, the Sponsor has undertaken that the ordinary operating expenses of the Trust will not be permitted to exceed [0.18]% of the Trust’s daily NAV. Gross expenses of the Trust for the year ended October 31, 2012, without regard to this undertaking, did not exceed [0.18]% of the daily NAV of the Trust and therefore no expenses of the Trust were assumed by the Sponsor. The Sponsor reserves the right to discontinue this undertaking in the future. Therefore, there is no guarantee that the Trust’s ordinary operating expenses will not exceed [0.18]% of the Trust’s daily NAV. Trust expenses were reduced during the same period by a Trustee’s earnings credit of less than [0.01]% of the Trust’s daily NAV as a result of uninvested cash balances in the Trust. The amount of earnings credit will be equal to the then current Federal Funds Rate, as reported in nationally distributed publications, multiplied by each day’s daily cash balance, if any, in the Trust’s cash account, reduced by the amount of reserves, if any, for that account required by the Federal Reserve Board of Governors.]~~

Growth of $10,000 Investment Since Inception(1)

~~[LINE GRAPH TO BE PROVIDED]~~

____________

(1)	Past performance is not necessarily an indication of how the Trust will perform in the future.

The Trust’s Investments and Portfolio Turnover

The Trust seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the DJIA (the “Portfolio”), with the weight of each stock in the Portfolio substantially corresponding to the weight of such stock in the DJIA.

In this prospectus, the term “Portfolio Securities” refers to the common stocks that are actually held by the Trust and make up the Trust’s Portfolio, while the term “Index Securities” refers to the common stocks that are included in the DJIA, as determined by S&P Dow Jones Indices LLC (“S&P”). At any time, the Portfolio will consist of as many of the Index Securities as is practicable. To maintain the correspondence between the composition and weightings of Portfolio Securities and Index Securities, State Street Bank and Trust Company, the trustee of the Trust (the “Trustee”), adjusts the Portfolio from time to time to conform to periodic changes made by S&P to the identity and/or relative weightings of Index Securities in the DJIA. The Trustee generally makes these adjustments to the Portfolio within three (3) Business Days (as defined below in “Purchases and Redemptions of Creation Units—Purchase (Creation)) before or after the day on which changes in the DJIA are scheduled to take effect.

The Trust may pay transaction costs, such as brokerage commissions, when it buys and sells securities (or “turns over” its Portfolio). Such transaction costs may be higher if there are significant rebalancings of Index Securities in the Index, which may also result in higher taxes when Units are held in a taxable account. These costs, which are not reflected in estimated annual Trust ordinary operating expenses, affect the Trust’s performance. During the most recent fiscal year, the Trust’s portfolio turnover rate was ~~[____]~~5.52% of the average value of its portfolio. The Trust’s portfolio turnover rate does not include securities received or delivered from processing creations or redemptions of Units. Portfolio turnover will be a function of changes to the DJIA as well as requirements of the Trust Agreement (as defined below in “Organization of the Trust”).

Although the Trust may fail to own certain Index Securities at any particular time, the Trust generally will be substantially invested in Index Securities, which should result in a close correspondence between the performance of the DJIA and the performance of the Trust.  See “The DJIA” below for more information regarding the DJIA.  The Trust does not hold or trade futures or swaps and is not a commodity pool.

Dividends

Payments of dividends are made monthly, on the Monday preceding the third (3rd) Friday of the next calendar month.  See “Dividends and Distributions” and “Additional Information Regarding Dividends and Distributions.”

Redemption of Units

Only certain institutional investors (typically market makers or other broker-dealers) are permitted to purchase or redeem Units directly with the Trust, and they may do so only in large blocks of 50,000 Units known as “Creation Units.”  See “Purchases and Redemptions of Creation Units—Redemption” and “Trust Agreement” for more information regarding the rights of Beneficial Owners (as defined in “Book-Entry-Only System”).

Voting Rights; Book-Entry-Only-System

Beneficial Owners shall not have the right to vote concerning the Trust, except with respect to termination and as otherwise expressly set forth in the Trust Agreement.  See “Trust Agreement.”  Units are represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”) and deposited with, or on behalf of, DTC. See “Book-Entry-Only System.”

Amendments to the Trust Agreement

The Trust Agreement (as defined below in “Organization of the Trust”) may be amended from time to time by the Trustee and PDR Services, LLC (the “Sponsor”) without the consent of any Beneficial Owners under certain circumstances described herein.  The Trust Agreement may also be amended by the Sponsor and the Trustee with the consent of the Beneficial Owners to modify the rights of Beneficial Owners under certain circumstances.  Promptly after the execution of an amendment to the Trust Agreement, the Trustee arranges for written notice to be provided to Beneficial Owners.  See “Trust Agreement—Amendments to the Trust Agreement.”

Principal Risks of Investing in the Trust

As with all investments, there are certain risks of investing in the Trust, and you could lose money on an investment in the Trust. Prospective investors should carefully consider the risk factors described below, as well as the additional risk factors under “Additional Risk Information” and the other information included in this prospectus, before deciding to invest in Units.

Passive Strategy/Index Risk. The Trust is not actively managed. Rather, the Trust attempts to track the performance of an unmanaged index of securities. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the Trust will hold constituent securities of the DJIA regardless of the current or projected performance of a specific security or a particular industry or market sector. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Trust’s return to be lower than if the Trust employed an active strategy.

Index Tracking Risk. While the Trust is intended to track the performance of the DJIA as closely as possible (i.e., to achieve a high degree of correlation with the DJIA), the Trust’s return may not match or achieve a high degree of correlation with the return of the DJIA due to expenses and transaction costs incurred in adjusting the ~~actual balance of the~~ Portfolio. In addition, it is possible that the Trust may not always fully replicate the performance of the DJIA due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted). In addition, the Trust’s portfolio may deviate from the DJIA to the extent required to ensure continued qualification as a “regulated investment company” under Subchapter M of the Code.

Equity Investing Risk.  An investment in the Trust involves risks similar to those of investing in any fund of equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in securities prices.

An investment in the Trust is subject to the risks of any investment in a portfolio of large-capitalization common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. The value of Portfolio Securities may fluctuate in accordance with changes in the financial condition of the issuers of Portfolio Securities, the value of common stocks generally and other factors. The identity and weighting of Index Securities and the Portfolio Securities change from time to time.

The financial condition of issuers of Portfolio Securities may become impaired or the general condition of the stock market may deteriorate, either of which may cause a decrease in the value of the Portfolio and thus in the value of Units. Since the Trust is not actively managed, the adverse financial condition of an issuer will not result in its elimination from the Trust unless such issuer is removed from the DJIA. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

Holders of common stocks of any given issuer incur more risk than holders of preferred stocks and debt obligations of the issuer because the rights of common stockholders, as owners of the issuer, generally are subordinate to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, such issuer. Further, unlike debt securities that typically have a stated principal amount payable at maturity, or preferred stocks that typically have a liquidation preference and may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the Portfolio will fluctuate over the entire life of the Trust.

The Trust may have significant investments in one or more specific industries or sectors, subjecting it to risks greater than general market risk.

There can be no assurance that the issuers of Portfolio Securities will pay dividends. Distributions generally depend upon the declaration of dividends by the issuers of Portfolio Securities and the declaration of such dividends generally depends upon various factors, including the financial condition of the issuers and general economic conditions.

Trust Performance

The following bar chart and table provide an indication of the risks of investing in the Trust by showing changes in the Trust’s performance based on net assets from year to year and by showing how the Trust’s average annual return for certain time periods compares with the average annual return of the DJIA. The Trust’s past performance (before and after taxes) is not necessarily an indication of how the Trust will perform in the future. Updated performance information is available online at http://www.spdrs.com.

Annual Total Return (years ended 12/31)

~~[BAR CHART TO BE PROVIDED]~~

Highest Quarterly Return: ~~[________________]~~15.71% for the quarter ended September 30, 2009
Lowest Quarterly Return: ~~[________________]~~-18.39% for the quarter ended December 31, 2008

Average Annual Total Returns~~*~~* (for periods ending December 31, 2012)

The after-tax returns presented in the table are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your specific tax situation and may differ from those shown below. After-tax returns are not relevant to investors who hold Units through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The returns after taxes can exceed the return before taxes due to an assumed tax benefit for a holder of Units from realizing a capital loss on a sale of Trust Units.

	Past One Year	Past Five Years	Past Ten Years
Trust
Return Before Taxes	~~[___]~~9.99%	~~[___]~~2.46%	~~[___]~~7.13%
Return After Taxes on Distributions	~~[___]~~9.58%	~~[___]~~2.05%	~~[___]~~6.70%
Return After Taxes on Distributions and Sale or Redemption of Creation Units	~~[___]~~7.04%	~~[___]~~2.03%	~~[___]~~6.17%
Index (reflects no deduction for fees, expenses or taxes)	~~[___]~~10.24%	~~[___]~~2.62%	~~[___]~~7.32%

~~__________________________~~

~~*~~	~~Total returns assume that dividends and capital gain distributions have been reinvested in the Trust at the net asset value per Unit.~~

PURCHASE AND SALE INFORMATION

Individual Units of the Trust may be purchased and sold on NYSE Arca, Inc. (the “Exchange”), under the market symbol “DIA”, through your broker-dealer at market prices. Units trade at market prices that may be greater than the net asset value per Unit (“NAV”) (premium) or less than NAV (discount). Units are also listed and traded on the Singapore Exchange Securities Trading Limited (stock code D07) and Euronext Amsterdam (ticker symbol DIA). In the future, Units may be listed and traded on other non-U.S. exchanges.  Units may be purchased on other trading markets or venues in addition to the Exchange, the Singapore Exchange Securities Trading Limited and Euronext Amsterdam.  Euronext Amsterdam is an indirect wholly owned subsidiary of NYSE Euronext.

Only certain institutional investors (typically market makers or other broker-dealers) are permitted to purchase or redeem Units directly with the Trust, and they may do so only in large blocks of 50,000 Units known as “Creation Units.” Creation Unit transactions are conducted in exchange for the deposit or delivery of in-kind securities and/or cash constituting a substantial replication of the securities included in the DJIA.

TAX INFORMATION

The Trust will make distributions that are expected to be taxable currently to you as ordinary income and/or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.

THE DJIA

The DJIA was first published in 1896. Initially comprised of 12 companies, the DJIA has evolved into the most recognizable stock indicator in the world, and the only index composed of companies that have sustained earnings

*	Total returns assume that dividends and capital gain distributions have been reinvested in the Trust at the NAV.

performance over a significant period of time. In its second century, the DJIA is the oldest continuous barometer of the U.S. stock market, and the most widely quoted indicator of U.S. stock market activity.

The companies represented by the 30 stocks now comprising the DJIA are all leaders in their respective industries, and their stocks are widely held by individuals and institutional investors.

S&P is not responsible for and shall not participate in the creation or sale of Units or in the determination of the timing, pricing, or quantities and proportions of purchases or sales of Index Securities or Portfolio Securities by the Trust. The information in this prospectus concerning S&P and the DJIA has been obtained from sources that the Sponsor believes to be reliable, but the Sponsor takes no responsibility for the accuracy of such information.

The following table shows the actual performance of the DJIA for the years 1896 through 2012. The results shown should not be considered representative of the income yield or capital gain or loss that may be generated by the DJIA in the future. THE RESULTS SHOULD NOT BE CONSIDERED REPRESENTATIVE OF THE PERFORMANCE OF THE TRUST.

Year Ended	DJIA Close	Point Change	Year % Change	Divs	% Yield
2012	~~[______]~~13104.14	~~[______]~~886.58	~~[___]~~7.26%	~~[____]~~349.98	~~[___]~~2.72%
2011	12217.56	640.05	5.53	318.70	2.71
2010	11577.51	1149.46	11.02	286.88	2.54
2009	10428.05	1651.66	18.82	277.38	2.63
2008	8776.39	-4488.42	-33.84	316.40	3.61
2007	13264.82	801.67	6.43	298.97	2.35
2006	12463.15	1745.65	16.29	267.75	2.24
2005	10717.50	-65.51	-.61	246.85	2.30
2004	10783.01	329.09	3.15	239.27	2.22
2003	10453.92	2112.29	25.32	209.42	2.00
2002	8341.63	-1679.87	-16.76	189.68	2.27
2001	10021.50	-765.35	-7.10	181.07	1.81
2000	10786.85	-710.27	-6.18	172.08	1.60
1999	11497.12	2315.69	25.20	168.52	1.47
1998	9181.43	1273.18	16.10	151.13	1.65
1997	7908.25	1459.98	22.60	136.10	1.72
1996	6448.27	1331.20	26.00	131.14	2.03
1995	5117.12	1282.70	33.50	116.56	2.28
1994	3834.44	80.30	2.10	105.66	2.76
1993	3754.09	453.00	13.70	99.66	2.65
1992	3301.11	132.30	4.20	100.72	3.05
1991	3168.83	535.20	20.30	95.18	3.00
1990	2633.66	-119.50	-4.30	103.70	3.94
1989	2753.20	584.60	27.00	103.00	3.74
1988	2168.57	229.70	11.80	79.53	3.67
1987	1938.83	42.90	2.30	71.20	3.67
1986	1895.95	349.30	22.60	67.04	3.54
1985	1546.67	335.10	27.70	62.03	4.01
1984	1211.57	-47.10	-3.70	60.63	5.00
1983	1258.64	212.10	20.30	56.33	4.48
1982	1046.54	171.50	19.60	54.14	5.17
1981	875.00	-89.00	-9.20	56.22	6.43
1980	963.99	125.30	14.90	54.36	5.64
1979	838.74	33.70	4.20	50.98	6.08
1978	805.01	-26.20	-3.10	48.52	6.03
1977	831.17	-173.50	-17.30	45.84	5.52
1976	1004.65	152.20	17.90	41.40	4.12
1975	852.41	236.20	38.30	37.46	4.39
1974	616.24	-234.60	-27.60	37.72	6.12
1973	850.86	-169.20	-16.60	35.33	4.15

Year Ended	DJIA Close	Point Change	Year % Change	Divs	% Yield
1913	78.78	-9.10	-10.30	NA	NA
1912	87.87	6.20	7.60	NA	NA
1911	81.68	0.30	0.40	NA	NA
1910	81.36	-17.70	-17.90	NA	NA
1909	99.05	12.90	15.00	NA	NA
1908	86.15	27.40	46.60	NA	NA
1907	58.75	-35.60	-37.70	NA	NA
1906	94.35	-1.90	-1.90	NA	NA
1905	96.20	26.60	38.20	NA	NA
1904	69.61	20.50	41.70	NA	NA
1903	49.11	-15.20	-23.60	NA	NA
1902	64.29	-0.30	-0.40	NA	NA
1901	64.56	-6.10	-8.70	NA	NA
1900	70.71	4.60	7.00	NA	NA
1899	66.08	5.60	9.20	NA	NA
1898	60.52	11.10	22.50	NA	NA
1897	49.41	9.00	22.20	NA	NA
1896	40.45	NA	NA	NA	NA
____________

Source: S&P. Reflects no deduction for fees, expenses or taxes.

The DJIA is a price-weighted stock index, meaning that the component stocks of the DJIA are accorded relative importance based on their prices. In this regard, the DJIA is unlike many other stock indexes which weight their component stocks by market capitalization (price times shares outstanding). The DJIA is called an “average” because originally it was calculated by adding up the component stock prices and then dividing by the number of stocks. The method remains the same today, but the number of significant digits in the divisor (the number that is divided into the total of the stock prices) has been increased to eight significant digits to minimize distortions due to rounding and has been adjusted over time to insure continuity of the DJIA after component stock changes and corporate actions, as discussed below.

The DJIA divisor is adjusted due to corporate actions that change the price of any of its component shares. The most frequent reason for such an adjustment is a stock split. For example, suppose a company in the DJIA issues one new share for each share outstanding. After this two-for-one “split,” each share of stock is worth half what it was immediately before, other things being equal. But without an adjustment in the divisor, this split would produce a distortion in the DJIA. An adjustment must be made to compensate so that the “average” will remain unchanged. At S&P, this adjustment is handled by changing the divisor.~~*~~ * The formula used to calculate divisor adjustments is:

New Divisor	=	Current Divisor x Adjusted Sum of Prices
Unadjusted Sum of Prices

~~Changes in the composition of the DJIA are made entirely by the editors~~The DJA is maintained by the Averages Committee, which is comprised of the mnaging editor of The Wall Street Journal ~~without consultation with the companies, the respective stock exchange, or any official agency~~,the head of Dow Jones Indexes research and the head of CME Group research. Additions or deletions of components may be made to achieve better representation of the broad market and of American industry.

In selecting components for the DJIA, the following criteria are used: (a) the company is not a utility or in the transportation business; (b) the company has a premier reputation in its field; (c) the company has a history of successful growth; and (d) there is wide interest among individual and institutional investors. Whenever one component is changed, the others are reviewed. For the sake of historical continuity, composition changes are made rarely.

~~____________~~
*	Currently, the divisor is adjusted after the close of business on the day prior to the occurrence of the split; the divisor is not adjusted for regular cash dividends.

~~*~~	~~Currently, the divisor is adjusted after the close of business on the day prior to the occurrence of the split; the divisor is not adjusted for regular cash dividends~~

DIVIDENDS AND DISTRIBUTIONS

Dividends and Capital Gains

Unitholders (as defined below in “Federal Income Taxes—Taxation of the Trust”) receive each calendar month an amount corresponding to the amount of any cash dividends declared on the Portfolio Securities during the applicable period, net of fees and expenses associated with operation of the Trust, and taxes, if applicable. Because of such fees and expenses, the dividend yield for Units is ordinarily less than that of the DJIA. Investors should consult their tax advisors regarding tax consequences associated with Trust dividends, as well as those associated with Unit sales or redemptions.

Any capital gain income recognized by the Trust in any taxable year that is not distributed during the year ordinarily is distributed at least annually in January of the following taxable year. The Trust may make additional distributions shortly after the end of the year in order to satisfy certain distribution requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). Although all income distributions are currently made monthly, under certain limited circumstances the Trustee may vary the times at which distributions are made. Under limited certain circumstances, special dividend payments also may be made to the Beneficial Owners. See “Additional Information Regarding Dividends and Distributions.”

No Dividend Reinvestment Service

No dividend reinvestment service is provided by the Trust. Broker-dealers, at their own discretion, may offer a dividend reinvestment service under which additional Units are purchased in the secondary market at current market prices. Investors should consult their broker-dealer for further information regarding any dividend reinvestment program offered by such broker-dealer.

Distributions in cash that are reinvested in additional Units through a dividend reinvestment service, if offered by an investor’s broker-dealer, will be taxable dividends to the same extent as if such dividends had been received in cash.

FEDERAL INCOME TAXES

The following is a description of the material U.S. federal income tax consequences of owning and disposing of Units. The discussion below provides general tax information relating to an investment in Units, but it does not purport to be a comprehensive description of all the U.S. federal income tax considerations that may be relevant to a particular person’s decision to invest in Units. This discussion does not describe all of the tax consequences that may be relevant in light of a beneficial owner’s particular circumstances, including alternative minimum tax consequences, Medicare contribution tax consequences and tax consequences applicable to beneficial owners subject to special rules, such as:

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding Units as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Units;

•	U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

the Trust.

In order to be exempt from U.S. federal income tax on its distributed income, the Trust must distribute to its Unitholders on a timely basis at least 90% of its “investment company taxable income” (determined prior to the deduction for dividends paid by the Trust) and at least 90% of its net tax-exempt interest income for each taxable year. In general, a RIC’s “investment company taxable income” for any taxable year is its taxable income, determined without regard to net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) and with certain other adjustments. Any taxable income, including any net capital gain, that the Trust does not distribute to its Unitholders in a timely manner will be subject to U.S. federal income tax at regular corporate rates.

A RIC will be subject to a nondeductible 4% excise tax on certain amounts that it fails to distribute during each calendar year. In order to avoid this excise tax, a RIC must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ended on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether the Trust has met this distribution requirement, (i) certain ordinary gains and losses that would otherwise be taken into account for the portion of the calendar year after October 31 will be treated as arising on January 1 of the following calendar year and (ii) the Trust will be deemed to have distributed any income or gains on which it has paid U.S. federal income tax.

If the Trust failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its Unitholders, and all distributions out of earnings and profits would be taxable as dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate U.S. Holders and~~, prior to January 1, 2013,~~ would ~~have constituted~~constitute “qualified dividend income” for individual U.S. Holders. See “Federal Income Taxes—Tax Consequences to U.S. Holders—Distributions.” In addition, the Trust could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. If the Trust fails to satisfy the income test or diversification test described above, however, it may be able to avoid losing its status as a RIC by timely curing such failure, paying a tax and/or providing notice of such failure to the U.S. Internal Revenue Service (the “IRS”).

In order to meet the distribution requirements necessary to be exempt from U.S. federal income tax on its distributed income, the Trust may be required to make distributions in excess of the yield performance of the Portfolio Securities and may be required to sell securities in order to do so.

Tax Consequences to U.S. Holders

Distributions.  Distributions of the Trust’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to U.S. Holders as ordinary income to the extent such distributions are paid out of the Trust’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described below), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time the U.S. Holder has owned Units. A distribution of an amount in excess of the Trust’s current and accumulated earnings and profits will be treated as a return of capital that will be applied against and reduce the U.S. Holder’s basis in its Units. To the extent that the amount of any such distribution exceeds the U.S. Holder’s basis in its Units, the excess will be treated as gain from a sale or exchange of the Units.

The ultimate tax characterization of the distributions that the Trust makes during any taxable year cannot be determined until after the end of the taxable year. As a result, it is possible that the Trust will make total distributions during a taxable year in an amount that exceeds its current and accumulated earnings and profits. Return-of-capital distributions may result if, for example, the Trust makes distributions of cash amounts deposited in connection with Portfolio Deposits (as defined below in “Purchases and Redemptions of Creation Units—Purchase (Creation)”). Return-of-capital distributions may be more likely to occur in periods during which the number of outstanding Units fluctuates significantly. Unitholders will be notified annually as to the U.S. federal tax status of distributions.

Distributions of “qualified dividend income” to an individual or other non-corporate U.S. Holder ~~during a taxable year of such U.S. Holder beginning before January 1, 2013 were~~will be treated as “qualified dividend income” and ~~were~~will therefore be taxed at rates applicable to long-term capital gains, provided that the U.S. Holder ~~met~~meets certain holding period and other requirements with respect to its Units and that the Trust ~~met~~meets certain holding period and other requirements with respect to the underlying shares of stock~~. It is unclear whether any legislation will be enacted that would extend this treatment to taxable years beginning on or after January 1, 2013~~. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.

Dividends distributed by the Trust to a corporate U.S. ~~Holders~~Holder will qualify for the dividends-received deduction only to the extent that the dividends consist of distributions of qualifying dividends received by the Trust. In addition, any such dividends-received deduction will be disallowed or reduced if the corporate U.S. Holder fails to satisfy certain requirements, including a holding period requirement, with respect to its Units.

The Trust intends to distribute its net capital gains at least annually. If, however, the Trust retains any net capital gains for reinvestment, it may elect to treat such net capital gains as having been distributed to its Unitholders. If the Trust makes such an election, each U.S. Holder will be required to report its share of such undistributed net capital gain as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Trust on such undistributed net capital gain as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly filed U.S. federal income tax return to the extent that the credit exceeds such tax liability. In addition, each U.S. Holder will be entitled to increase the adjusted tax basis of its Units by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Trust will make this election if it retains all or a portion of its net capital gain for a taxable year.

Because the taxability of a distribution depends upon the Trust’s current and accumulated earnings and profits, a distribution received shortly after an acquisition of Units may be taxable, even though, as an economic matter, the distribution represents a return of the U.S. Holder’s initial investment.

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Unitholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Trust and received by the Unitholders on December 31 of the year in which declared.

Sales and Redemptions of Units.  In general, upon the sale or other disposition of Units, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the relevant Units. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the relevant Units was more than one year on the date of the sale or other disposition. Under current law, net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

Losses recognized by a U.S. Holder on the sale or other disposition of Units held for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or deemed received, as discussed above) with respect to such Units. In addition, no loss will be allowed on a sale or other disposition of Units if the U.S. Holder acquires, or enters into a contract or option to acquire, Units within 30 days before or after such sale or other disposition. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

If a U.S. Holder receives an in-kind distribution in redemption of Units (which must constitute a Creation Unit; see “Purchases and Redemptions of Creation Units—Redemption”), the U.S. Holder will recognize gain or loss in an amount equal to the difference between the sum of the aggregate fair market value as of the redemption date of the stocks and cash received in the redemption and the U.S. Holder’s adjusted tax basis in the relevant Units. The U.S. Holder will generally have an initial tax basis in the distributed stocks equal to their respective fair market values on the redemption date. The IRS may assert that any resulting loss may not be deducted on the ground that there has been no material change in the U.S. Holder’s economic position. The Trust will not recognize gain or loss for U.S. federal income tax purposes on an in-kind distribution in redemption of Units.

Under U.S. Treasury regulations, if a U.S. Holder recognizes losses with respect to Units of $2 million or more for an individual U.S. Holder or $10 million or more for a corporate U.S. Holder, the U.S. Holder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the U.S. Holder’s treatment of the loss is proper. Certain states may have similar disclosure requirements.

Portfolio Deposits.  Upon the transfer of a Portfolio Deposit (as defined below in “Purchases and Redemptions of Creation Units—Purchase (Creation)”) to the Trust, a U.S. Holder will generally recognize gain or loss with respect to each stock included in the Portfolio Deposit in an amount equal to the difference, if any, between the amount realized with respect to such stock and the U.S. Holder’s basis in the stock. The amount realized with respect to each stock included in a Portfolio Deposit is determined by allocating among all of the stocks included in the Portfolio Deposit an amount equal to the fair market value of the Creation Units received (determined as of the date of transfer of the Portfolio Deposit) plus the amount of any cash received from the Trust, reduced by the amount of any cash that the U.S. Holder pays to the Trust. This allocation is made among such stocks in accordance with their relative fair market values as of the date of transfer of the Portfolio Deposit. The IRS may assert that any loss resulting from the transfer of a Portfolio Deposit to the Trust may not be deducted on the ground that there has been no material change in the economic position of the U.S. Holder. The Trust will not recognize gain or loss for U.S. federal income tax purposes on the issuance of Creation Units in exchange for Portfolio Deposits.

Backup Withholding and Information Returns.  Payments on the Units and proceeds from a sale or other disposition of Units will be subject to information reporting, unless the U.S. Holder is an exempt recipient. A U.S. Holder will be subject to backup withholding on all such amounts unless (i) the U.S. Holder is an exempt recipient or (ii) the U.S. Holder provides its correct taxpayer identification number (generally, on IRS Form W-9) and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld pursuant to the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS on a timely basis.

Tax Consequences to Non-U.S. Holders

A “Non-U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Units and is a nonresident alien individual, a foreign corporation, a foreign trust or a foreign estate. The discussion below does not apply to a Non-U.S. Holder who is a nonresident alien individual and is present in the United States for 183 days or more during any taxable year. Such Non-U.S. Holders should consult their tax advisors with respect to the particular tax consequences to them of an investment in the Trust. The U.S. federal income taxation of a Non-U.S. Holder depends on whether the income that the Non-U.S. Holder derives from the Trust is “effectively connected” with a trade or business that the Non-U.S. Holder conducts in the United States.

If the income that a Non-U.S. Holder derives from the Trust is not “effectively connected” with a U.S. trade or business conducted by such Non-U.S. Holder, distributions of “investment company taxable income” to such Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% (or lower rate under an applicable tax treaty). Provided that certain requirements ~~were~~are satisfied, this withholding tax ~~was~~will not be imposed on dividends paid by the Trust in its taxable years beginning before January 1, ~~2012~~2014 to the extent that the underlying income out of which the dividends ~~were~~are paid ~~consisted~~consists of U.S.-source interest income or short-term capital gains that would not have been subject to U.S. withholding tax if received directly by the Non-U.S. Holder (“interest-related dividends” and “short-term capital gain dividends,” respectively). It is unclear whether any legislation will be enacted that would extend this exemption from withholding to the Trust’s taxable years beginning on or after January 1, ~~2012~~2014.

A Non-U.S. Holder whose income from the Trust is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gain dividends and any amounts retained by the Trust that are designated as undistributed capital gains. In addition, such a Non-U.S. Holder will generally be exempt from U.S. federal income tax on any gains realized upon the sale or exchange of Units.

If the income from the Trust is “effectively connected” with a U.S. trade or business carried on by a Non-U.S. Holder (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), any distributions of “investment company taxable income,” any capital gain dividends, any amounts retained by the Trust that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Units will be subject to U.S. federal income tax, on a net income basis, at the rates applicable to U.S. Holders. A Non-U.S. Holder that is a corporation may also be subject to the U.S. branch profits tax.

Information returns will be filed with the IRS in connection with certain payments on the Units and may be filed in connection with payments of the proceeds from a sale or other disposition of Units. A Non-U.S. Holder may be subject to backup withholding on ~~net capital gain~~ distributions that are otherwise exempt from withholding tax or on the proceeds from a redemption or other disposition of Units if such Non-U.S. Holder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption. Backup withholding is not an additional tax. Any amounts withheld pursuant to the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS on a timely basis.

In order to qualify for the exemption from U.S. withholding on interest-related dividends and short-term capital gain dividends, to qualify for an exemption from U.S. backup withholding and to qualify for a reduced rate of U.S. withholding tax on Trust distributions pursuant to an income tax treaty, a Non-U.S. Holder must generally deliver to the withholding agent a properly executed IRS form (generally, Form W-8BEN). In order to claim a refund of any Trust-level taxes imposed on undistributed net capital ~~gains~~gain, any withholding taxes or any backup withholding, a Non-U.S. Holder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return, even if the Non-U.S. Holder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. income tax return.

Sections 1471 through 1474 of the Code (“FATCA”) generally impose withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries) of dividends on, and gross proceeds from the sale or other disposition of, U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. ~~Under current guidance, withholding~~Withholding taxes under FATCA will be imposed on dividends beginning on January 1, 2014, and on gross proceeds from dispositions beginning on January 1, 2017. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Units.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

~~[~~To the Trustee and Unitholders of SPDR Dow Jones Industrial Average ETF Trust:~~]~~

~~[~~In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of SPDR Dow Jones Industrial Average ETF Trust (the “Trust”) at ~~[~~October 31, 2012~~]~~, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at ~~[~~October 31, 2012~~]~~ by correspondence with the custodian and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for ~~our~~the opinion expressed above.~~]~~

~~[_________________]~~
PricewaterhouseCoopers LLP
~~[~~Boston, Massachusetts~~]~~
December 27, 2012
~~[________, 2012]~~

SPDR Dow Jones Industrial Average ETF Trust
Statement of Assets and Liabilities

~~[~~October 31, 2012~~]~~

~~[~~Assets~~]~~
~~[~~Investments in securities, at value~~]~~	$~~[__________]~~10,307,902,615
~~[~~Cash~~]~~	~~[__________]~~8,087,795
~~[Receivable for units of fractional undivided interest (“Units”) issued in-kind]~~	~~[__________]~~
~~[~~Dividends receivable~~]~~	~~[__________]~~14,629,361
~~[~~Total Assets~~]~~	~~[__________]~~10,330,619,771
~~[~~Liabilities~~]~~
~~[~~Income distribution payable~~]~~	~~[__________]~~15,224,528
Payable for units of fractional undivided interest (“Units”) redeemed in-kind	266
~~[~~Accrued Trustee expense~~]~~	~~[__________]~~573,040
~~[~~Accrued expenses and other liabilities~~]~~	~~[__________]~~5,984,555
~~[~~Total Liabilities~~]~~	~~[__________]~~21,782,389
~~[~~Net Assets~~]~~	$~~[__________]~~10,308,837,382
~~[~~Net Assets Consist of:~~]~~
~~[~~Paid in capital (Note ~~[~~4~~]~~)~~]~~	~~$[__________]~~12,878,650,504
~~[~~Undistributed net investment income~~]~~	~~[__________]~~2,452,924
~~[~~Accumulated net realized loss on investments~~]~~	~~[__________]~~(1,296,012,630)
~~[~~Net unrealized depreciation on investments~~]~~	~~[__________]~~(1,276,253,416)
~~[~~Net Assets~~]~~	$~~[__________]~~10,308,837,382
~~[~~Net ~~asset value per~~ Asset Value Per Unit~~]~~	$~~[__________]~~130.67

~~[~~Assets~~]~~
~~[~~Units ~~outstanding, unlimited~~Outstanding, Unlimited Units ~~authorized~~Authorized, $0.00 ~~par value]~~Par Value	~~[__________]~~78,892,867
~~[~~Cost of ~~investments]~~Investments	$~~[__________]~~11,584,156,031

See accompanying notes to financial statements.

SPDR Dow Jones Industrial Average ETF Trust
Statements of Operations

	For the Year Ended October 31, 2012	For the Year Ended October 31, 2011	For the Year Ended October 31, 2010
~~[~~Investment Income~~]~~
~~[~~Dividend income~~]~~	$ ~~[________]~~308,340,757	$ ~~[________]~~245,115,563	$ ~~[________]~~222,616,182
~~[~~Expenses~~]~~
~~[~~Trustee expense~~]~~	~~[________]~~6,983,198	~~[________]~~5,743,266	~~[________]~~5,170,959
~~[~~Marketing expense~~]~~	~~[________]~~6,848,079	~~[________]~~5,660,417	~~[________]~~4,956,465
~~[~~DJIA license fee~~]~~	~~[________]~~4,665,386	~~[________]~~3,873,611	~~[________]~~3,404,310
~~[~~Legal and audit services~~]~~	[________]811,001	[________]219,322	[________]436,458
~~[~~Other expenses~~]~~	~~[________]~~383,313	~~[________]~~593,467	~~[________]~~596,111
~~[~~Total Expenses~~]~~	~~[________]~~19,690,977	~~[________]~~16,090,083	~~[________]~~14,564,303
~~[~~Net Investment Income~~]~~	~~[________]~~288,649,780	~~[________]~~229,025,480	~~[________]~~208,051,879
~~[~~Realized and Unrealized Gain (Loss) on Investments~~]~~
~~[~~Net realized gain ~~(loss)~~ on investment transactions~~]~~	~~[________]~~710,150,395	~~[________]~~684,673,417	~~[________]~~56,806,457
~~[~~Net change in unrealized appreciation (depreciation)~~]~~	~~[________]~~300,890,540	~~[________]~~(84,349,814)	~~[________]~~908,029,583
~~[~~Net Realized and Unrealized Gain ~~(Loss)~~ on Investments~~]~~	~~[________]~~1,011,040,935	~~[________]~~600,323,603	~~[________]~~964,836,040
~~[~~Net Increase in Net Assets Resulting From Operations~~]~~	~~$ [________]~~1,299,690,715	~~$ [________]~~829,349,083	~~$ [________],~~172,887,919

~~[~~See accompanying notes to financial statements.~~]~~

SPDR Dow Jones Industrial Average ETF Trust
Statements of Changes in Net Assets

	For the Year Ended	For the Year Ended	For the Year Ended
	~~For the Year Ended~~ October 31, 2012	~~For the Year Ended~~ October 31, 2011	~~For the Year Ended~~ October 31, 2010
~~[~~Increase (decrease) in net assets resulting from operations:~~]~~
~~[~~Net investment income~~]~~	$~~[__________]~~288,649,780	$~~[__________]~~229,025,480	$~~[__________]~~208,051,879
~~[~~Net realized gain (loss) on investment transactions~~]~~	~~[__________]~~710,150,395	~~[__________]~~684,673,417	~~[__________]~~56,806,457
~~[~~Net change in unrealized appreciation (depreciation)~~]~~	~~[__________]~~300,890,540	~~[__________]~~(84,349,814)	~~[__________]~~908,029,583
~~[~~Net increase in net assets resulting from operations:~~]~~	~~[__________]~~1,299,690,715	~~[__________]~~829,349,083	~~[__________]~~1,172,887,919
~~[~~Net equalization credits and charges~~]~~	~~[__________]~~(2,139,967)	~~[__________]~~(718,146)	~~[__________]~~(6,394,413)
~~[~~Distributions to Unitholders from net investment income~~]~~	~~[__________]~~(286,360,368)	~~[__________]~~(251,674,959)	~~[__________]~~(201,712,941)
~~[~~Increase (decrease) in net assets from Unit transactions:~~]~~
~~[Net proceeds~~Proceeds from sale of Units~~]~~	~~[__________]~~15,600,705,314	~~[__________]~~21,998,536,680	~~[__________]~~13,886,085,189
~~[Net proceeds~~Proceeds from reinvestment of distributions~~]~~	~~[__________]~~—	~~[__________]~~—	~~[__________]~~70,649
~~[~~Cost of Units repurchased~~]~~	~~[__________]~~(17,385,862,538)	~~[__________]~~(19,554,185,652)	~~[__________]~~(14,187,655,154)
~~[~~Net income equalization~~]~~ (Note 2)	~~[__________]~~2,139,967	~~[__________]~~718,146	~~[__________]~~6,394,413
~~[~~Net increase (decrease) in net assets from issuance and redemption of Units~~]~~	~~[__________]~~(1,783,017,257)	~~[__________]~~2,445,069,174	~~[__________]~~(295,104,903)
~~[~~Net increase (decrease) in net assets during period~~]~~	~~[__________]~~(771,826,877)	~~[__________]~~3,022,025,152	~~[__________]~~669,675,662
~~[~~Net assets ~~at~~ beginning of period~~]~~	~~[__________]~~11,080,664,259	~~[__________]~~8,058,639,107	~~[__________]~~7,388,963,445
~~[~~Net assets ~~at~~ end of period*~~]~~	$~~[__________]~~10,308,837,382	$~~[__________]~~11,080,664,259	$~~[__________]~~8,058,639,107
~~[~~Unit transactions:~~]~~

For the Year Ended	For the Year Ended	For the Year Ended
~~For the Year Ended~~ October 31, 2012	~~For the Year Ended~~ October 31, 2011	~~For the Year Ended~~ October 31, 2010
~~[~~Units sold~~]~~	~~[__________]~~123,250,000	~~[__________]~~185,350,000	~~[__________]~~131,950,000
~~[~~Units issued from reinvestment of distributions~~]~~	~~[__________]~~—	~~[__________]~~—	~~[__________]~~679
~~[~~Units redeemed~~]~~	~~[__________]~~(137,250,000)	~~[__________]~~(164,900,000)	~~[__________]~~(135,550,000)
~~[~~Net increase (decrease)~~]~~	$~~[__________]~~(14,000,000)	$~~[__________]~~20,450,000	$~~[__________]~~(3,599,321)
~~[~~*Includes undistributed ~~(distribution in excess of)~~ net investment income~~]~~	$~~[__________]~~2,452,924	$~~[__________]~~163,512	$~~[__________]~~22,812,991

~~[~~See accompanying notes to financial statements.~~]~~

SPDR Dow Jones Industrial Average ETF Trust
Financial Highlights

Selected ~~Data~~data for a Unit ~~Outstanding Throughout Each Year~~outstanding throughout each year

	For the Year Ended	For the Year Ended	For the Year Ended	For the Year Ended	For the Year Ended
	~~For the Year Ended~~ October 31, 2012	~~For the Year Ended~~ October 31, 2011	~~For the Year Ended~~ October 31, 2010	~~For the Year Ended~~ October 31, 2009	~~For the Year Ended~~ October 31, 2008
~~[~~Net asset value, beginning of year~~]~~	$~~[____]~~119.28	$~~[____]~~111.24	$~~[____]~~97.17	$~~[____]~~93.22	$~~[____]~~139.17
~~[~~Investment ~~operations~~Operations:~~]~~
~~[~~Net investment income(~~[~~1~~]~~)~~]~~	~~[____]~~3.22	~~[____]~~2.88	~~[____]~~2.64	~~[____]~~2.76	~~[____]~~2.96
~~[~~Net realized and unrealized gain (loss)~~]~~	~~[____]~~11.41	~~[____]~~8.37	~~[____]~~14.14	~~[____]~~4.01	~~[____]~~(45.91)
~~[~~Total from investment operations~~]~~	~~[____]~~14.63	~~[____]~~11.25	~~[____]~~16.78	~~[____]~~6.77	~~[____]~~(42.95)
~~[~~Net equalization credits and charges(~~[~~1~~]~~)~~]~~	~~[____]~~(0.02)	~~[____]~~(0.01)	~~[____]~~(0.08)	~~[____]~~(0.14)	~~[____]~~0.02
~~[~~Less distributions from:~~]~~
~~[~~Net investment income~~]~~	~~[____]~~(3.22)	~~[____]~~(3.20)	~~[____]~~(2.63)	~~[____]~~(2.68)	~~[____]~~(3.02)
~~[~~Net asset value, end of year~~]~~	$~~[____]~~130.67	$~~[____]~~119.28	$~~[____]~~111.24	$~~[____]~~97.17	$~~[____]~~93.22
~~[~~Total investment return(~~[~~2~~]~~)~~]~~	~~[____]~~12.31%	~~[____]~~10.17%	~~[____]~~17.36%	~~[____]~~7.56%	~~[____]~~(31.23)%
~~[~~Ratios and supplemental data~~]~~
~~[~~Ratio to average net assets:~~]~~
~~[~~Net investment income~~]~~	~~[____]~~2.53%	~~[____]~~2.43%	~~[____]~~2.52%	~~[____]~~3.21%	~~[____]~~2.49%
~~[~~Total expenses~~]~~	~~[____]~~0.17%	~~[____]~~0.17%	~~[____]~~0.18%	~~[____]~~0.17%	~~[____]~~0.17%
~~[~~Total expenses excluding Trustee earnings credit~~]~~	~~[____]~~0.17%	~~[____]~~0.17%	~~[____]~~0.18%	~~[____]~~0.17%	~~[____]~~0.17%
~~[~~Portfolio turnover rate(~~[~~3~~]~~)~~]~~	~~[____]~~5.52%	~~[____]~~0.00%	~~[____]~~0.12%	~~[____]~~5.39%	~~[____]~~11.27%
~~[~~Net assets, end of year (000’s)~~]~~	$~~[________]~~10,308,837	$~~[________]~~11,080,664	$~~[________]~~8,058,639	$~~[________]~~7,388,963	$~~[________]~~9,114,230
____________

~~[(1)~~	~~Per Unit numbers have been calculated using the average shares method, which more appropriately presents per Unit data for the year.]~~

~~[(2)~~
~~Total return is calculated assuming a purchase of Units at net asset value per Unit on the first day and a sale at net asset value per Unit on the last day of each period reported. Distributions are assumed, for the purposes of this calculation, to be reinvested at the net asset value per Unit on the respective payment dates of the Trust. Broker commission charges are not included in this calculation.]~~

~~[(3)~~	~~Portfolio turnover rate does not include securities received or delivered from processing creations or redemptions of Units.]~~

(1)	Per Unit numbers have been calculated using the average shares method, which more appropriately presents per Unit data for the year.
(2)
Total return is calculated assuming a purchase of Units at net asset value per Unit on the first day and a sale at net asset value per Unit on the last day of each period reported. Distributions are assumed, for the purposes of this calculation, to be reinvested at the net asset value per Unit on the respective payment dates of the Trust. Broker commission charges are not included in this calculation.

(3)	Portfolio turnover rate does not include securities received or delivered from processing creations or redemptions of Units.

~~[~~See accompanying notes to financial statements.~~]~~

SPDR Dow Jones Industrial Average ETF Trust
Notes to Financial Statements
~~[~~October 31, 2012~~]~~

~~[NOTE~~Note 1 —~~ORGANIZATION]~~ Organization

~~[~~SPDR Dow Jones Industrial Average ETF Trust (the “Trust”) is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940, as amended. The Trust was created to provide investors with the opportunity to purchase a security representing a proportionate undivided interest in a portfolio of securities consisting of substantially all of the component common stocks, in substantially the same weighting, which comprise the Dow Jones Industrial Average (the “DJIA”). Each unit of fractional undivided interest in the Trust is referred to as a “Unit~~”~~.” The Trust commenced operations on January 14, 1998 upon the initial issuance of 500,000 Units (equivalent to ten “Creation Units” — see Note 4) in exchange for a portfolio of securities assembled to reflect the intended portfolio composition of the Trust.~~]~~

~~[~~Under the Amended and Restated Standard Terms and Conditions of the Trust, as amended (the “Trust Agreement”), PDR Services, LLC, as ~~Sponsor~~sponsor of the Trust (the “Sponsor”), and State Street Bank and Trust Company, as ~~Trustee~~trustee of the Trust (the “Trustee”), are indemnified against certain liabilities arising ~~from~~out of the performance of their duties to the Trust. Additionally, in the normal course of business, the Trust enters into contracts that contain general indemnification clauses. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred. However, based on experience, the Trust expects the risk of material loss to be remote.~~]~~

~~[On February 15, 2011, NYSE Euronext (the parent of the Sponsor) and Deutsche Börse AG announced that they have entered into a business combination agreement which was subsequently approved by their shareholders. This transaction is subject to approval by the relevant regulatory authorities in the U.S. and Europe, and other closing conditions.]~~
~~[NOTE~~Note 2 —~~SIGNIFICANT ACCOUNTING POLICIES]~~ Significant Accounting Policies

~~[~~The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements:~~]~~

~~[~~The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from ~~these~~those estimates. ~~These~~The financial statements are presented in United States dollars.~~]~~

SPDR Dow Jones Industrial Average ETF Trust
Notes to Financial Statements—(continued)
October 31, 2012

~~[~~Security Valuation~~]~~

~~[~~The value of the Trust’s portfolio securities is based on the market price of the securities, which generally means a valuation obtained from an exchange or other market (or based on a price quotation or other equivalent indication of value supplied by an exchange or other market) or a valuation obtained from an independent pricing service. If a security’s market price is not readily available or does not otherwise accurately reflect the fair value of the security, the security will be valued by another method that the Trustee believes will better reflect fair value in accordance with the Trust’s valuation policies and procedures. The Trustee has established a Pricing and Investment Committee (the “Committee”) for ~~purposes~~the purpose of valuing securities for which market quotations are not readily available or do not otherwise accurately reflect the fair value of the security. The Committee, subject to oversight by the Trustee, may use fair value pricing in a variety of circumstances, including but not limited to, situations when trading in a security has been suspended or halted. Accordingly, the Trust’s net asset value (“NAV”) may reflect certain portfolio securities’ fair values rather than their market prices. Fair value pricing involves subjective judgments and it is possible that the fair value determination for a security is materially different than the value that could be received on the sale of the security.~~]~~

~~[~~The Trust continues to follow the authoritative guidance for fair value measurements and the fair value option for financial assets and financial liabilities. The guidance for the fair value option for financial assets and financial liabilities provides the Trust with the irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The guidance establishes three levels of inputs that may be used to measure fair value:~~]~~

Note 2 — Significant Accounting Policies — (continued)

~~•~~•           ~~[~~Level 1 — quoted prices in active markets for identical investments~~]~~

~~•~~•           ~~[~~Level 2 — other significant observable inputs (including, but not limited to, quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)~~]~~

~~•~~•           ~~[~~Level 3 — significant unobservable inputs (including the Trust’s own assumptions in determining the fair value of investments)~~]~~

~~[~~Investments that use Level 2 or Level 3 inputs may include, but are not limited to: (i) an unlisted security related to corporate actions; (ii) a restricted security (i.e~~.g~~., one that may not be publicly sold without registration under the Securities Act of 1933, as amended); (iii) a security whose trading has been suspended or which has been de-listed from its primary trading exchange; (iv) a security that is thinly traded; (v) a security in default or bankruptcy proceedings for which there is no current market quotation; (vi) a security affected by currency controls or restrictions; and (vii) a security affected by a significant event (i.e~~.g~~., an event that occurs after the close of the markets on which the security is traded, but before the time as of which the Trust’s net assets are computed and that may materially affect the value of the Trust’s investments). Examples of events that may be “significant events” are government actions, natural disasters, armed ~~conflict~~conflicts, acts of terrorism, and significant market fluctuations.~~]~~

~~[~~Fair value pricing could result in a difference between the prices used to calculate the Trust’s ~~net asset value~~NAV and the prices used by the DJIA, which, in turn, could result in a difference between the Trust’s performance and the performance of the DJIA. The inputs or methodology used for valuation are not necessarily an indication of the risk associated with investing in those investments. The ~~type~~types of inputs used to value each security ~~is~~are identified in the Schedule of Investments, which also includes a breakdown of the Trust’s investments by industry.~~]~~

The Trust did not hold any investments valued using Level 2 or 3 inputs as of October 31, 2012 and did not have any transfers between levels for the period ended October 31, 2012.

SPDR Dow Jones Industrial Average ETF Trust
Notes to Financial Statements—(continued)
October 31, 2012

~~[~~Subsequent Events~~]~~

~~[~~Events or transactions occurring after the ~~year~~period end through the date the financial statements were issued have been evaluated by management in the preparation of the financial statements and no items were noted requiring additional disclosure or adjustment.~~]~~

~~[~~Investment Risk~~]~~

~~[~~The Trust’s investments are exposed to risks, such as market risk. Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.~~]~~

~~[~~An investment in the Trust involves risks similar to those of investing in any fund of equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in stock prices. The value of a Unit will decline, more or less, in correlation with any decline in value of the DJIA. The values of equity securities could decline generally or could underperform other investments. The Trust would not sell an equity security because the security’s issuer was in financial trouble unless that security were removed from the DJIA.~~]~~

~~[~~Investment Transactions~~]~~

~~[~~Investment transactions are recorded on the trade date. Realized gains and losses from the sale or disposition of securities are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date.~~]~~

Note 2 — Significant Accounting Policies — (continued)

~~[~~Distributions to Unitholders~~]~~

~~[~~The Trust declares and distributes dividends from net investment income to its holders of Units (“Unitholders”) monthly. The Trust declares and distributes net realized capital gains, if any, at least annually.~~]~~

~~[~~Broker-dealers, at their own discretion, may offer a dividend reinvestment service under which additional Units may be purchased in the secondary market at current market prices. Investors should consult their broker-dealer for further information regarding any dividend reinvestment service offered by such broker-dealer.~~]~~

~~[~~Equalization~~]~~

~~[~~The Trust follows the accounting practice known as “Equalization” by which a portion of the proceeds from sales and costs of reacquiring the Trust’s Units, equivalent on a per Unit basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per Unit is unaffected by sales or reacquisitions of the Trust’s Units.~~]~~

~~[~~U.S. Federal Income Tax and Certain Other Tax Matters~~]~~

~~[~~For U.S. federal income tax purposes, the Trust has qualified as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (a “RIC”) and intends to continue to qualify as a RIC. As a RIC, the Trust will generally not be subject to U.S. federal income tax for any taxable year on income, including net capital gains, that it distributes to its Unitholders, provided that it distributes on a timely basis at least 90% of its “investment company taxable income” (generally, its taxable income other than net capital gain) for such taxable year. In addition, provided that the Trust distributes during each calendar year substantially all of its ordinary income and capital gains, the Trust will not be subject to U.S. federal excise tax.~~]~~

SPDR Dow Jones Industrial Average ETF Trust
Notes to Financial Statements—(continued)
October 31, 2012

~~[~~The Trust has reviewed the tax positions for the open tax years as of October 31, 2012 and has determined that no provision for income tax is required in the Trust’s financial statements. The Trust’s U.S. federal tax returns for the prior three fiscal years remain subject to examination by the Trust’s major tax jurisdictions, which include the United States of America and the State of New York. The Trust would recognize interest and penalties, if any, related to tax liabilities as income tax expense in the Statements of Operations. There were no such expenses for the year ending October 31, 2012.~~]~~

~~[~~Under rules in effect for taxable years beginning before December 22, 2010, the capital loss carryforward period of a RIC was limited to eight years. Capital loss carryforwards of RICs for subsequent taxable years may be carried forward indefinitely~~, but capital loss carryforwards~~ and must be fully utilized before those generated in prior taxable years that are subject to the prior rules ~~must be fully used before those generated in subsequent taxable years~~. Therefore, under certain circumstances, capital loss carryforwards available as of the report date, as described below, may expire unused.~~]~~

~~[~~At ~~[~~October 31, 2012~~]~~, the Trust had the following capital loss carryforwards that may be ~~used~~utilized to offset any net realized gains, expiring October 31:~~]~~

~~[2012]~~	~~$[221,460,584]~~
~~[~~2014~~]~~	$ ~~[~~ 52,316~~]~~
~~[~~2016~~]~~	~~[~~506,750,845~~]~~
~~[~~2017~~]~~	~~[~~779,537,215~~]~~
~~[~~2018~~]~~	~~[~~4,715,695~~]~~
~~[~~2019~~]]~~	~~[~~3,393,588~~]~~

~~[~~During the tax year ended October 31, 2012, ~~$[_________]~~the Trust utilized capital loss carryforwards of $26,139,301 and had $195,321,283 of capital loss carryforwards ~~expired~~expire.~~]~~

Note 2 — Significant Accounting Policies — (continued)

~~[~~During the year ended October 31, 2012, the Trust reclassified $~~[_________]~~684,008,081 of non-taxable security gains realized ~~in~~from the in-kind redemption of Creation Units (Note 4) as an increase to paid in capital in the Statement of Assets and Liabilities. At October 31, 2012, the cost of investments for U.S. federal income tax purposes was $~~[_________]~~11,585,719,002. Accordingly, gross unrealized appreciation was $~~[_________]~~244,693,135 and gross unrealized depreciation was $~~[_________]~~1,522,509,522, resulting in net unrealized depreciation of $~~[_________]~~1,277,816,387.~~]~~

~~[~~The tax character of distributions paid during the years ended October 31, 2012, 2011 and 2010 were as follows:~~]~~

	2012	2011	2010
Distributions paid from:	~~2012~~	~~2011~~	~~2010~~
Ordinary Income	$ ~~[______]~~286,360,368	$ ~~[______]~~251,674,959	$ ~~[______]~~201,712,941

SPDR Dow Jones Industrial Average ETF Trust
Notes to Financial Statements—(continued)
October 31, 2012

~~[~~As of October 31, 2012, the components of distributable earnings (excluding unrealized appreciation/depreciation) were undistributed ordinary income of $~~1[_________]~~17,677,452, undistributed long-term capital gain of $~~[_________]~~0 and unrealized depreciation of $~~[_________]~~1,277,816,387.~~]~~

Note 3 — Transactions with the Trustee and Sponsor

~~[NOTE 3—TRANSACTIONS WITH THE TRUSTEE AND SPONSOR]~~
~~[~~In accordance with the Trust Agreement, the Trustee maintains the Trust’s accounting records, acts as custodian and transfer agent to the Trust, and provides administrative services, including filing of certain regulatory reports. The Trustee is also responsible for determining the composition of the portfolio of securities which must be delivered and/or received in exchange for the issuance and/or redemption of Creation Units of the Trust, and for adjusting the composition of the Trust’s portfolio from time to time to conform to changes in the composition and/or weighting structure of the DJIA. For these services, the Trustee received a fee at the following annual rates for the year ended October 31, 2012:~~]~~

[Net asset value of the Trust]	~~[Fee as a percentage of~~ Fee as a percentage of net asset value of the Trust]
~~[~~$0 – $499,999,999~~]~~	~~[10/100 of 1~~0.10% per annum plus or minus the Adjustment Amount~~]~~
~~[~~$500,000,000 – $2,499,999,999~~]~~	~~[8/100 of 1~~0.08% per annum plus or minus the Adjustment Amount~~]~~
~~[~~$2,500,000,000 – and above~~]~~	~~[6/100 of 1~~0.06% per annum plus or minus the Adjustment Amount~~]~~

~~[~~The Adjustment Amount is the sum of (a) the excess or deficiency of transaction fees received by the Trustee, less the expenses incurred in processing orders for creation and redemption of Units and (b) the amounts earned by the Trustee with respect to the cash held by the Trustee for the benefit of the Trust. During the year ended October 31, 2012, the Adjustment Amount reduced the Trustee’s fee by $~~[_________]~~469,427. The Adjustment Amount included an excess of net transaction fees from processing orders of $~~[_________]~~448,744 and a Trustee ~~earning~~earnings credit of $~~[_________]~~20,683.~~]~~

~~[~~The Sponsor, a wholly-owned subsidiary of NYSE Euronext, agreed to reimburse the Trust for, or assume, the ordinary operating expenses of the Trust which exceeded ~~[~~18.00/100 of 1%~~]~~ per annum of the daily ~~net asset value~~NAV of the Trust. There were no such reimbursements by the Sponsor for the fiscal years ended October 31, 2012, October 31, 2011 and October 31, 2010.~~]~~

~~[~~S&P Dow Jones Indices LLC (“S&P”) and State Street Global Markets, LLC (“SSGM” or the “Marketing Agent”) have entered into a License Agreement. The License Agreement grants SSGM, an affiliate of the Trustee, a license to use the DJIA and to use certain trade names and trademarks of S&P in connection with the Trust. The DJIA also serves as a basis for determining the composition of the ~~Portfolio~~portfolio. The Trustee (on behalf of the Trust), the Sponsor and NYSE Arca, Inc. (“NYSE Arca”) have each received a sublicense from SSGM for the use of the DJIA and ~~such~~certain trade names and trademarks in connection with their rights and duties with respect to the Trust. The License Agreement may be amended without the consent of any of the owners of beneficial ~~interest~~interests of Units. Currently, the License Agreement is scheduled to terminate on December 31, 2017, but its term may be extended without the consent of any of the owners of beneficial interests of Units. Pursuant to such arrangements and in accordance with the Trust Agreement, the Trust reimburses the Sponsor for payment of fees under the License Agreement to S&P

Note 3 — Transactions with the Trustee and Sponsor — (continued)

equal to 0.05% on the first $1 billion of the then rolling average asset balance, and 0.04% on any excess rolling average asset balance over and above $1 billion. The minimum annual fee for the Trust is $1 million.~~]~~

~~[~~The Sponsor has entered into an agreement with the Marketing Agent pursuant to which the Marketing Agent has agreed to market and promote the Trust. The Marketing Agent is reimbursed by the Sponsor for the expenses it

SPDR Dow Jones Industrial Average ETF Trust
Notes to Financial Statements—(continued)
October 31, 2012

incurs for providing such services out of amounts that the Trust reimburses the Sponsor. Expenses incurred by the Marketing Agent include but are not limited to: printing and distribution of marketing materials describing the Trust, associated legal, consulting, advertising and marketing costs and other out-of-pocket expenses.~~]~~

~~[NOTE~~Note 4 —~~UNITHOLDER TRANSACTIONS]~~ Unitholder Transactions

~~[~~Units are issued and redeemed by the Trust only in Creation Unit size aggregations of 50,000 Units. Such transactions are only permitted on an in-kind basis, with a separate cash payment ~~which~~that is equivalent to the undistributed net investment income per Unit (income equalization) and a balancing cash component to equate the transaction to the ~~net asset value~~NAV per Unit of the Trust on the transaction date. A transaction fee of $1,000 is currently charged in connection with each creation or redemption of Creation Units through the clearing process per participating party per day, regardless of the number of Creation Units created or redeemed. In the case of creations and redemptions outside of the clearing process, the transaction fee plus an additional amount not to exceed three (3) times the transaction fee applicable for one Creation Unit per Creation Unit redeemed~~, and such amount is~~ are deducted from the amount delivered to the redeemer. Transaction fees are received by the Trustee and used to defray the expense of processing orders.

~~[NOTE~~Note 5 —~~INVESTMENT TRANSACTIONS]~~ Investment Transactions

~~[~~For the year ended October 31, 2012, the Trust had net in-kind contributions, net in-kind redemptions, purchases and sales of investment securities of $~~[_________], $[_________], $[_________] and $[_________]~~10,488,108,923, $12,263,277,717, $627,412,889 and $629,789,256, respectively. Net realized gain (loss) on investment transactions in the ~~Statement~~Statements of Operations includes net gains resulting from in-kind transactions of $~~[_________]~~684,009,291.~~]~~

~~[NOTE 6—EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT]~~

~~[As indicated in Note 1 to the Financial Statements, on February 15, 2011, NYSE Euronext (the parent of the Sponsor) and Deutsche Börse AG announced that they had entered into a business combination agreement, which was subsequently approved by their shareholders. The transaction was subject to approval by the relevant regulatory authorities in the U.S. and Europe, and other closing conditions. On February 1, 2012, the EU Competition Commission issued a formal decision disapproving the proposed business combination. In light of the EU Commission’s decision, on February 2, 2012, NYSE Euronext and Deutsche Börse announced that they mutually agreed to terminate the business combination agreement.]~~

SPDR Dow Jones Industrial Average ETF Trust
Other Information
~~[~~October 31, 2012 (Unaudited)~~]~~

Tax Information

~~[~~For U.S. federal income tax purposes, the percentage of Trust distributions that qualify for the corporate dividends paid deduction for the fiscal year ended October 31, 2012 is ~~[____]~~100.00%.~~]~~

~~[~~For the fiscal year ended October 31, 2012, certain dividends paid by the Trust may be designated as qualified dividend income for U.S. federal income tax purposes and subject to a maximum U.S. federal income tax rate of 15%. Complete information will be reported in conjunction with your 2012 Form 1099-DIV.~~]~~

~~[~~FREQUENCY DISTRIBUTION OF DISCOUNTS AND PREMIUMS~~]~~
~~[~~Bid/Ask Price(1) vs. Net Asset Value~~]~~
~~[~~As of October 31, 2012~~]~~

	Bid/Ask Price Above NAV ~~Above NAV~~			Bid/Ask Price Below NAV ~~Below NAV~~
	50-99 BASIS POINTS	100-199 BASIS POINTS ~~BASIS  POINTS~~	~~>200~~ >200 BASIS POINTS	50-99 BASIS POINTS	100-199 BASIS POINTS ~~BASIS  POINTS~~	~~>200~~ >200 BASIS POINTS
2012	~~[_]~~0	~~[_]~~0	~~[_]~~0	~~[_]~~0	~~[_]~~0	~~[_]~~0
2011	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~
2010	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~
2009	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~	~~[~~0~~]~~
2008	~~[~~3~~]~~	~~[~~2~~]~~	~~[~~2~~]~~	~~[~~2~~]~~	~~[~~0~~]~~	~~[~~0~~]~~

~~[~~Comparison of Total Returns Based on NAV and Bid/Ask Price (1)~~]~~

~~[~~The table below is provided to compare the Trust’s total pre-tax returns at NAV with the total pre-tax returns based on bid/ask price and the performance of the DJIA. Past performance is not necessarily an indication of how the Trust will perform in the future.~~]~~

~~[~~Cumulative Total Return~~]~~
	1 Year	5 Year	10 Year
~~[~~Trust~~]~~
~~[~~Return Based on NAV~~]~~	~~[___]~~12.31%	~~[___]~~7.41%	~~[___]~~97.43%
~~[~~Return Based on Bid/Ask Price~~]~~	~~[___]~~12.27%	~~[___]~~7.42%	~~[___]~~97.71%
~~[~~DJIA~~]~~	~~[___]~~12.56%	~~[___]~~8.23%	~~[___]~~100.94%

Average Annual Total Return
	1 Year	5 Year	10 Year
~~[~~Trust~~]~~
~~[~~Return Based on NAV~~]~~	~~[___]~~12.31%	~~[___]~~1.44%	~~[___]~~7.04%

1 Year	5 Year	10 Year
~~[~~Return Based on Bid/Ask Price~~]]~~	~~[___]~~12.27%	~~[___]~~1.44%	~~[___]~~7.05%
~~[~~DJIA~~]~~	~~[___]~~12.56%	~~[___]~~1.60%	~~[___]~~7.23%
___________~~_~~
(1)
Currently, the bid/ask price is the midpoint of the best bid and best offer prices on NYSE Arca at the time the Trust’s NAV is calculated, ordinarily 4:00 p.m. Through November 28, 2008, the bid/ask price was the midpoint of the best bid and best offer prices on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT) at the close of trading, ordinarily 4:00 p.m.

~~[(1)~~
~~Currently, the bid/ask price is the midpoint of the best bid and best offer prices on NYSE Arca at the time the Trust’s NAV is calculated, ordinarily 4:00 p.m. Through November 28, 2008, the bid/ask price was the midpoint of the best bid and best offer prices on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT) at the close of trading, ordinarily 4:00 p.m.]~~

SPDR Dow Jones Industrial Average ETF Trust
Schedule of Investments

~~[~~October 31, 2012~~]~~

~~[~~Common Stocks~~]~~	~~[~~Shares~~]~~	~~[~~Value~~]~~
~~[_________________]~~3M Co.	~~[_______]~~6,044,379	$~~[_________]~~529,487,600
~~[_________________]~~Alcoa, Inc.	~~[_______]~~6,044,379	~~[_________]~~51,800,328
~~[_________________]~~American Express Co.	~~[_______]~~6,044,379	~~[_________]~~338,303,893
~~[_________________]~~AT&T, Inc.	~~[_______]~~6,044,379	~~[_________]~~209,075,070
~~[_________________]~~Bank of America Corp.	~~[_______]~~6,044,379	~~[_________]~~56,333,612
~~[_________________]~~Caterpillar, Inc.	~~[_______]~~6,044,379	~~[_________]~~512,623,783
~~[_________________]~~Chevron Corp.	~~[_______]~~6,044,379	~~[_________]~~666,151,010
~~[_________________]~~Cisco Systems, Inc.	~~[_______]~~6,044,379	~~[_________]~~103,600,656
~~[_________________]~~E.I. du Pont de Nemours & Co.	~~[_______]~~6,044,379	~~[_________]~~269,095,753
~~[_________________]~~Exxon Mobil Corp.	~~[_______]~~6,044,379	~~[_________]~~551,066,033
~~[_________________]~~General Electric Co.	~~[_______]~~6,044,379	~~[_________]~~127,294,622
~~[_________________]~~Hewlett-Packard Co.	~~[_______]~~6,044,379	~~[_________]~~83,714,649
~~[_________________]~~Intel Corp.	~~[_______]~~6,044,379	~~[_________]~~130,709,696
~~[_________________]~~International Business Machines Corp.	~~[_______]~~6,044,379	~~[_________]~~1,175,813,047
~~[_________________]~~Johnson & Johnson	~~[_______]~~6,044,379	~~[_________]~~428,062,921
~~[_________________]~~JPMorgan Chase & Co.	~~[_______]~~6,044,379	~~[_________]~~251,929,717

~~[~~Common Stocks~~]~~	~~[~~Shares~~]~~	~~[~~Value~~]~~
~~[_________________]~~McDonald’s Corp.	~~[_______]~~6,044,379	~~[_________]~~524,652,097
~~[_________________]~~Merck & Co., Inc.	~~[_______]~~6,044,379	~~[_________]~~275,805,014
~~[_________________]~~Microsoft Corp.	~~[_______]~~6,044,379	~~[_________]~~172,476,355
~~[_________________]~~Pfizer, Inc.	~~[_______]~~6,044,379	~~[_________]~~150,323,706
~~[_________________]~~The Boeing Co.	~~[_______]~~6,044,379	~~[_________]~~425,766,057
~~[_________________]~~The Coca-Cola Co.	~~[_______]~~6,044,379	~~[_________]~~224,730,011
~~[_________________]~~The Home Depot, Inc.	~~[_______]~~6,044,379	~~[_________]~~371,003,983
~~[_________________]~~The Procter & Gamble Co.	~~[_______]~~6,044,379	~~[_________]~~418,512,802
~~[_________________]~~The Travelers Cos., Inc.	~~[_______]~~6,044,379	~~[_________]~~428,788,246
~~[_________________]~~The Walt Disney Co.	~~[_______]~~6,044,379	~~[_________]~~296,597,677
~~[_________________]~~United Technologies Corp.	~~[_______]~~6,044,379	~~[_________]~~472,428,663
~~[_________________]~~UnitedHealth Group, Inc.	~~[_______]~~6,044,379	~~[_________]~~338,485,224
~~[_________________]~~Verizon Communications, Inc.	~~[_______]~~6,044,379	~~[_________]~~269,821,078
~~[_________________]~~Wal-Mart Stores, Inc.	~~[_______]~~6,044,379	~~[_________]~~453,449,312
~~[Total Common Stocks(a) (Cost $[__________])]~~Total Common Stocks(a) (Cost $11,584,156,031)		$~~[_________]~~10,307,902,615
____________

~~[(a)~~	~~The values of the securities of the Trust are determined based on Level 1 inputs. (Note [2])]~~
(a)  The values of the securities of the Trust are determined based on Level 1 inputs. (Note 2)

~~[~~See accompanying notes to financial statements.~~]~~

SPDR Dow Jones Industrial Average ETF Trust
Schedule of Investments—(continued)
October 31, 2012

~~[~~INDUSTRY BREAKDOWN AS OF OCTOBER 31, 2012*~~]~~

~~[~~Industry~~**]~~	~~[Value]~~ Percent of Net Assets**
~~[________________________]~~Oil, Gas & Consumable Fuels	~~[___]~~11.81%
~~[________________________]~~IT Services	~~[___]~~11.41
~~[________________________]~~Aerospace & Defense	~~[___]~~8.71
~~[________________________]~~Pharmaceuticals	~~[___]~~8.29
~~[________________________]~~Industrial Conglomerates	~~[___]~~6.37
~~[________________________]~~Hotels, Restaurants & Leisure	~~[___]~~5.09
~~[________________________]~~Machinery	~~[___]~~4.97
~~[________________________]~~Diversified Telecommunication Services	~~[___]~~4.65
~~[________________________]~~Food & Staples Retailing	~~[___]~~4.40
~~[________________________]~~Insurance	~~[___]~~4.16
~~[________________________]~~Household Products	~~[___]~~4.06
~~[________________________]~~Specialty Retail	~~[___]~~3.60
~~[________________________]~~Health Care Providers & Services	~~[___]~~3.28
~~[________________________]~~Consumer Finance	~~[___]~~3.28
~~[________________________]~~Diversified Financial Services	~~[___]~~2.99
~~[________________________]~~Media	~~[___]~~2.88
~~[________________________]~~Chemicals	~~[___]~~2.61
~~[________________________]~~Beverages	~~[___]~~2.18
~~[________________________]~~Software	~~[___]~~1.67
~~[________________________]~~Semiconductors & Semiconductor Equipment	~~[___]~~1.27
~~[________________________]~~Communications Equipment	~~[___]~~1.00
~~[________________________]~~Computers & Peripherals	~~[___]~~0.81
~~[________________________]~~Metals & Mining	~~[___]~~0.50
~~[________________________]~~Other Assets & Liabilities	~~[___]~~0.01

~~[~~Industry~~**]~~	~~[Value]~~ Percent of Net Assets**
~~[________________________]~~Total	~~[~~100.00~~]~~%

____________

~~[*~~	~~The Trust’s industry breakdown is expressed as a percentage of Total Net Assets and may change over time.]~~

~~[**~~	~~Each security is valued based on Level 1 inputs. (Note [2])]~~
*	The Trust’s industry breakdown is expressed as a percent of net assets and may change over time.
**	Each security is valued based on Level 1 inputs. (Note 2)

~~[~~See accompanying notes to financial statements.~~]~~

Placement of Creation Orders Using Clearing Process. Creation Units created through the Clearing Process must be delivered through a Participating Party that has executed a Participant Agreement. The Participant Agreement authorizes the Trustee to transmit to the Participating Party such trade instructions as are necessary to effect the creation order. Pursuant to the trade instructions from the Trustee to NSCC, the Participating Party agrees to transfer the requisite Index Securities (or contracts to purchase such Index Securities that are expected to be delivered through the Clearing Process in a “regular way” manner by the third day during which NSCC is open for business (each such day, an “NSCC Business Day”)) and the Cash Component to the Trustee, together with such additional information as may be required by the Trustee.

Placement of Creation Orders Outside Clearing Process. Creation Units created outside the Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement and has stated in its order that it is not using the Clearing Process and that creation will instead be effected through a transfer of stocks and cash. The requisite number of Index Securities must be delivered through DTC to the account of the Trustee by no later than 11:00 a.m. of the next Business Day immediately following the Transmittal Date. The Trustee, through the Federal Reserve Bank wire transfer system, must receive the Cash Component no later than 2:00 p.m. on the next Business Day immediately following the Transmittal Date. If the Trustee does not receive both the requisite Index Securities and the Cash Component in a timely fashion, the order ~~will~~may be cancelled. Upon written notice to the Distributor, the cancelled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current NAV of the Trust. The delivery of Units so created will occur no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

Redemption

Units may be redeemed in-kind only in Creation Units at their NAV determined after receipt of a redemption request in proper form by the Trustee through the Depository and relevant DTC Participant and only on a Business Day. Units are not redeemable for cash. EXCEPT UPON LIQUIDATION OF THE TRUST, THE TRUST WILL NOT REDEEM UNITS IN AMOUNTS LESS THAN CREATION UNITS. Investors must accumulate enough Units in the secondary market to constitute a Creation Unit in order to have such Units redeemed by the Trust, and Units may be redeemed only by or through an Authorized Participant. There can be no assurance, however, that there will be sufficient liquidity in the public trading market at any time to permit assembly of a Creation Unit. Investors should expect to incur brokerage and other costs in connection with assembling a sufficient number of Units to constitute a redeemable Creation Unit.

With respect to the Trust, the Trustee, through NSCC, makes available immediately prior to the commencement of trading on the NYSE (currently 9:30 a.m., Eastern time) on each Business Day, a list of the names and required number of shares of each of the Index Securities and the amount of the Dividend Equivalent Payment for the previous Business Day that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form (as discussed below) on that day. Index Securities received on redemption may not be identical to the stock portion of the Portfolio Deposit which is applicable to purchases of Creation Units.

Redemption Transaction Fee.  The Transaction Fee is non-refundable, regardless of the NAV of the Trust. The Transaction Fee is the lesser of $1,000 or the 10 Basis Point Limit per Participating Party per day, regardless of the number of Creation Units created or redeemed on such day.

For creations and redemptions outside the Clearing Process, including orders from a Participating Party restricted from engaging in transactions in one or more Index Securities, an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit is charged per Creation Unit per day.

Procedures for Redemption of Creation Units.  Redemption orders must be placed with a Participating Party (for redemptions through the Clearing Process) or DTC Participant (for redemptions outside the Clearing Process), as applicable, in the form required by such Participating Party or DTC Participant. A particular broker may not have executed a Participant Agreement, and redemption orders may have to be placed by the broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time, there may be only a limited number of broker-dealers that have executed a Participant Agreement. Redeemers should afford sufficient time to permit (a) proper submission of the order by a Participating Party or DTC Participant to the

All redemption orders must be transmitted to the Trustee by telephone, through the Internet or by other transmission methods acceptable to the Trustee, pursuant to procedures set forth in the Participant Agreement and/or described in this prospectus, so as to be received by the Trustee not later than the Closing Time on the Transmittal Date. In addition, orders submitted through the Internet must also comply with the terms and provisions of the State Street Fund Connect Buy-Side User Agreement and other applicable agreements and documents, including but not limited to the applicable Fund Connect User Guide or successor documents. Severe economic or market disruption or changes, or telephone or other communication failure, may impede the ability to reach the Trustee, a Participating Party, or a DTC Participant.

The calculation of the value of the stocks and the Cash Redemption Payment to be delivered to the redeeming Beneficial Owner is made by the Trustee according to the procedures set forth under “Purchases and Redemptions of Creation Units—Redemption—Procedures for Redemption of Creation Units,” “Portfolio Adjustments—Adjustments to the Portfolio Deposit” and “Determination of ~~NAV~~Net Asset Value” and is computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee. Therefore, if a redemption order in proper form is submitted to the Trustee by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite Units are delivered to the Trustee prior to DTC Cut-Off Time (as defined below in “Purchases and Redemptions of Creation Units—Redemption—Placement of Redemption Orders Outside Clearing Process”) on such Transmittal Date, then the value of the stocks and the Cash Redemption Payment to be delivered to the Beneficial Owner will be determined by the Trustee as of the Evaluation Time on such Transmittal Date. If, however, a redemption order is submitted not later than the Closing Time on a Transmittal Date but either (a) the requisite Units are not delivered by DTC Cut-Off Time on the next Business Day immediately following such Transmittal Date or (b) the redemption order is not submitted in proper form, then the redemption order is not deemed received as of such Transmittal Date. In such case, the value of the stocks and the Cash Redemption Payment to be delivered to the Beneficial Owner will be computed as of the Evaluation Time on the Business Day that such order is deemed received by the Trustee (i.e., the Business Day on which the Units are delivered through DTC to the Trustee by DTC Cut-Off Time on such Business Day pursuant to a properly submitted redemption order).

The Trustee may suspend the right of redemption, or postpone the date of payment of the NAV for more than five (5) Business Days following the date on which the request for redemption is deemed received by the Trustee, (a) for any period during which the NYSE is closed, (b) for any period during which an emergency exists as a result of which disposal or evaluation of the Portfolio Securities is not reasonably practicable, or (c) for such other period as the SEC may by order permit for the protection of Beneficial Owners. Neither the Sponsor nor the Trustee is liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.
Placement of Redemption Orders Using Clearing Process. A redemption order made through the Clearing Process will be deemed received on the Transmittal Date so long as (a) the order is received by the Trustee not later than the Closing Time on such Transmittal Date and (b) all other procedures set forth in the Participant Agreement are properly followed. The order is effected based on the NAV of the Trust as determined as of the Evaluation Time on the Transmittal Date. A redemption order made through the Clearing Process and received by the Trustee after the Closing Time will be deemed received on the next Business Day immediately following the Transmittal Date. The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of a Participating Party such trade instructions as are necessary to effect the Participating Party’s redemption order. Pursuant to such trade instructions from the Trustee to NSCC, the Trustee will transfer (a) the requisite stocks (or contracts to purchase such stocks which are expected to be delivered in a “regular way” manner) by the third (3rd) NSCC Business Day following the date on which the request for redemption is deemed received, and (b) the Cash Redemption Payment.

Placement of Redemption Orders Outside Clearing Process. A DTC Participant who wishes to place an order for redemption of Units to be effected outside the Clearing Process need not be a Participating Party, but its order must state that the DTC Participant is not using the Clearing Process and that redemption will instead be effected through transfer of Units directly through DTC. An order will be deemed received by the Trustee on the Transmittal Date if (a) such order is received by the Trustee not later than the Closing Time on such Transmittal Date, (b) such order is preceded or accompanied by the requisite number of Units specified in such order, which delivery must be made through DTC to the Trustee no later than 11:00 a.m. on the next Business Day immediately following such Transmittal Date (“DTC Cut-Off Time”) and (c) all other procedures set forth in the aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in Units, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants.

DTC may discontinue providing its service with respect to Units at any time by giving notice to the Trustee and the Sponsor, provided that it discharges its responsibilities with respect thereto in accordance with applicable law. Under such circumstances, the Trustee and the Sponsor shall take action either to find a replacement for DTC to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate the Trust.

NSCC is an affiliate of DTC and the Trustee and Sponsor, and/or their affiliates, own shares of DTC.

PORTFOLIO ADJUSTMENTS

The DJIA is a price-weighted index of 30 component common stocks, the components of which are determined by the ~~editors~~Averages Committee, which is comprised of the managing editor of The Wall Street Journal, ~~without any consultation with the companies, the respective stock exchange or any official agency~~the head of Dow Jones Indexes research and the head of CME Group research.

The Trust is not managed and therefore the adverse financial condition of an issuer does not require the sale of stocks from the Portfolio. The Trustee on a non-discretionary basis adjusts the composition of the Portfolio to conform to changes in the composition and/or weighting structure of Index Securities in the Index. To the extent that the method of determining the DJIA is changed by S&P in a manner that would affect the adjustments provided for herein, the Trustee and the Sponsor have the right to amend the Trust Agreement, without the consent of DTC or Beneficial Owners, to conform the adjustments to such changes and to maintain the objective of tracking the DJIA.

The Trustee directs its stock transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices for execution of orders. Adjustments are made more frequently in the case of significant changes to the DJIA. Specifically, the Trustee is required to adjust the composition of the Portfolio whenever there is a change in the identity of any Index Security (i.e., a substitution of one security for another) within three (3) Business Days before or after the day on which the change is scheduled to take effect. While other DJIA changes may lead to adjustments in the Portfolio, the most common changes are likely to occur as a result of changes in the Index Securities included in the DJIA and as a result of stock splits. The Trust Agreement sets forth the method of adjustments which may occur thereunder as a result of corporate actions to the DJIA, such as stock splits or changes in the identity of the component stocks.

For example, in the event of an Index Security change (in which the common stock of one issuer held in the DJIA is replaced by the common stock of another), the Trustee may sell all shares of the Portfolio Security corresponding to the old Index Security and use the proceeds of such sale to purchase the replacement Portfolio Security corresponding to the new Index Security. If the share price of the removed Portfolio Security was higher than the price of its replacement, the Trustee will calculate how to allocate the proceeds of the sale of the removed Portfolio Security between the purchase of its replacement and purchases of additional shares of other Portfolio Securities so that the number of shares of each Portfolio Security after the transactions would be as nearly equal as practicable. If the share price of the removed Portfolio Security was lower than the price of its replacement, the Trustee will calculate the number of shares of each of the other Portfolio Securities that must be sold in order to purchase enough shares of the replacement Portfolio Security so that the number of shares of each Portfolio Security after the transactions would be as nearly equal as practicable.

In the event of a stock split, the price weighting of the stock which is split will drop. The Trustee may make the corresponding adjustment by selling the additional shares of the Portfolio Security received from the stock split. The Trustee may then use the proceeds of the sale to buy an equal number of shares of each Portfolio Security-including the Portfolio Security which had just experienced a stock split. In practice, of course, not all the shares received in the split would be sold: enough of those shares would be retained to make an increase in the number of split shares equal to the increase in the number of shares in each of the other Portfolio Securities purchased with the proceeds of the sale of the remaining shares resulting from such split.

As a result of the purchase and sale of stock in accordance with these requirements, or the creation of Creation Units, the Trust may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of stock or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains). This amount may not exceed, for more than two (2) consecutive Business Days, 0.5% of the value of the Portfolio. If the Trustee has made all required adjustments and is left with cash in excess of 0.5% of the value of the Portfolio, the Trustee will use such cash to purchase additional Index Securities.

All portfolio adjustments are made as described herein unless such adjustments would cause the Trust to lose its status as a “regulated investment company” under Subchapter M of the Code. Additionally, the Trustee is required to adjust the composition of the Portfolio at any time to insure the continued qualification of the Trust as a regulated investment company.

The Trustee relies on S&P for information as to the composition and weightings of Index Securities. If the Trustee becomes incapable of obtaining or processing such information or NSCC is unable to receive such information from the Trustee on any Business Day, the Trustee shall use the composition and weightings of Index Securities for the most recently effective Portfolio Deposit for the purposes of all adjustments and determinations (including, without limitation, determination of the stock portion of the Portfolio Deposit) until the earlier of (a) such time as current information with respect to Index Securities is available or (b) three (3) consecutive Business Days have elapsed. If such current information is not available and three (3) consecutive Business Days have elapsed, the composition and weightings of Portfolio Securities (as opposed to Index Securities) shall be used for the purposes of all adjustments and determinations (including, without limitation, determination of the stock portion of the Portfolio Deposit) until current information with respect to Index Securities is available.

If the Trust is terminated, the Trustee shall use the composition and weightings of Portfolio Securities as of such notice date for the determination of all redemptions or other purposes.

From time to time S&P may adjust the composition of the DJIA because of a merger or acquisition involving one or more Index Securities. In such cases, the Trust, as shareholder of an issuer that is the object of such merger or acquisition activity, may receive various offers from would-be acquirors of the issuer. The Trustee is not permitted to accept any such offers until such time as it has been determined that the stocks of the issuer will be removed from the DJIA. As stocks of an issuer are often removed from the DJIA only after the consummation of a merger or acquisition of such issuer, in selling the securities of such issuer the Trust may receive, to the extent that market prices do not provide a more attractive alternative, whatever consideration is being offered to the shareholders of such issuer that have not tendered their shares prior to such time. Any cash received in such transactions is reinvested in Index Securities in accordance with the criteria set forth above. Any stocks received as a part of the consideration that are not Index Securities are sold as soon as practicable and the cash proceeds of such sale are reinvested in accordance with the criteria set forth above.

Adjustments to the Portfolio Deposit

On each Business Day (each such day, an “Adjustment Day”), the number of shares and identity of each Index Security required for a Portfolio Deposit are adjusted in accordance with the following procedure. At the close of the market the Trustee calculates the ~~NAV~~net asset value of the Trust. The ~~NAV~~net asset value of the Trust is divided by the number of outstanding Units multiplied by 50,000 Units in one Creation Unit, resulting in the ~~NAV~~net asset value per Creation Unit (“NAV Amount”). The Trustee then calculates the number of shares to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in Units, whether or not participating in the distribution of Units, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act of 1933 is not available in respect of such transactions as a result of Section 24(d) of the Investment Company Act of 1940.  As a result, broker-dealer firms should note that dealers who are not “underwriters” but are participating in a distribution (as contrasted with engaging in ordinary secondary market transactions), and thus dealing with the Units that are part of an overallotment within the meaning of Section 4(3)(C) of the Securities Act of 1933 will be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act of 1933.  For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the Securities Act of 1933 is only available with respect to transactions on a national exchange.

The Sponsor intends to qualify Units in states selected by the Sponsor and through broker-dealers who are members of FINRA. Persons intending to create or redeem Creation Units in transactions not involving a broker-dealer registered in such person’s state of domicile or residence should consult their legal adviser regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

EXPENSES OF THE TRUST

Ordinary operating expenses of the Trust are currently being accrued at an annual rate of ~~[less than~~ 0.17%~~]~~. Future accruals will depend primarily on the level of the Trust’s net assets and the level of Trust expenses. There is no guarantee that the Trust’s ordinary operating expenses will not exceed ~~[~~0.17~~]~~% of the Trust’s daily net asset value and such rate may be changed without notice.

~~Until further notice, the Sponsor has undertaken that it will not permit the ordinary operating expenses of the Trust, as calculated by the Trustee, to exceed an amount that is [0.18]% per annum of the daily NAV of the Trust after taking into account any expense offset credits. To the extent the ordinary operating expenses of the Trust do exceed such [0.18]% amount, the Sponsor will reimburse the Trust for, or assume, the excess. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the fiscal year expenses fall below the [0.18]% per annum level on any given day. For purposes of this undertaking, ordinary operating expenses of the Trust do not include taxes, brokerage commissions and any extraordinary non-recurring expenses, including the cost of any litigation to which the Trust or the Trustee may be a party. The Sponsor may discontinue this undertaking or renew it for a specified period of time, or may choose to reimburse or assume certain Trust expenses in later periods to keep Trust expenses at a level it believes to be attractive to investors. In any event, on any day and during any period over the life of the Trust, total fees and expenses of the Trust may exceed [0.18]% per annum.~~
Subject to any applicable cap, the Sponsor may charge the Trust a special fee for certain services the Sponsor may provide to the Trust which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse the Trust so that total expenses of the Trust are reduced. Neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue any voluntary assumption of expenses or reimbursement at any time without notice.

The following charges are or may be accrued and paid by the Trust: (a) the Trustee’s fee; (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services performed under the Trust Agreement; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to Units (whether in Creation Units or otherwise); (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Beneficial Owners of Units (whether in Creation Units or otherwise); (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of the Trust; (h) expenses incurred in contacting Beneficial Owners of Units during the life of the Trust and upon termination of the Trust; and (i) other out-of-pocket expenses of the Trust incurred pursuant to actions permitted or required under the Trust Agreement.

In addition, the following expenses are or may be charged to the Trust: (a) reimbursement to the Sponsor of amounts paid by it to S&P in respect of annual licensing fees pursuant to the License Agreement; (b) federal and state annual registration fees for the issuance of Units; and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing Units and the Trust (including, but not limited to, associated legal, consulting, advertising, and marketing costs and other out-of-pocket expenses such as printing). Pursuant to the provisions of an exemptive order, the expenses set forth in this paragraph may be charged to the Trust by the Trustee in an amount equal to the actual costs incurred, but in no case shall such charges exceed 0.20% per annum of the daily ~~NAV~~net asset value of the Trust.

With respect to the marketing expenses described in item (c) above, the Sponsor has entered into an agreement with SSGM, an affiliate of the Trustee, pursuant to which SSGM has agreed to market and promote the Trust. SSGM is reimbursed by the Sponsor for the expenses it incurs for providing such services out of amounts that the Trust reimburses the Sponsor. SSGM separately receives fees from the Trustee for providing on-line creation and redemption functionality to Authorized Participants through its Fund Connect application.

If the income received by the Trust in the form of dividends and other distributions on Portfolio Securities is insufficient to cover Trust expenses, the Trustee may make advances to the Trust to cover such expenses. Otherwise, the Trustee may sell Portfolio Securities in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (a) dividend payments or other income of the Trust when such payments or other income is received, (b) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (c) the sale of Portfolio Securities. Notwithstanding the foregoing, if any advance remains outstanding for more than forty-five (45) Business Days, the Trustee may sell Portfolio Securities to reimburse itself for such advance and any accrued interest thereon. These advances will be secured by a lien on the assets of the Trust in favor of the Trustee. The expenses of the Trust are reflected in the NAV of the Trust.

For services performed under the Trust Agreement, the Trustee is paid a fee at an annual rate of 0.06% to 0.10% of the ~~NAV~~net asset value of the Trust, as shown below, depending on the ~~NAV~~net asset value of the Trust, plus or minus the Adjustment Amount (as defined below). The compensation is computed on each Business Day based on the ~~NAV~~net asset value of the Trust on such day, and the amount thereof is accrued daily and paid quarterly. To the extent that the amount of the Trustee’s compensation, before any adjustment in respect of the Adjustment Amount, is less than specified amounts, the Sponsor has agreed to pay the amount of any such shortfall. Notwithstanding the fee schedule set forth in the table below, in the fourth year of the Trust’s operation and in subsequent years, the Trustee shall be paid a minimum fee of $400,000 per annum as adjusted by the CPI-U to take effect at the beginning of the fourth year and each year thereafter. The Trustee also may waive all or a portion of such fee.

Trustee Fee Scale

~~NAV~~Net Asset Value of the Trust	Fee as a Percentage of ~~NAV~~Net Asset Value of the Trust
$0–$499,999,999	0.10% per annum plus or minus the Adjustment Amount*
$500,000,000–$2,499,999,999	0.08% per annum plus or minus the Adjustment Amount*
$2,500,000,000 and above	0.06% per annum plus or minus the Adjustment Amount*
____________

*	The fee indicated applies to that portion of the ~~NAV~~net asset value of the Trust that falls in the size category indicated.

As of October 31, 2012, and as of December 31, 2012, the ~~NAV~~net asset value of the Trust was $~~[_____]~~10,308,837,382 and $~~[_____]~~10,766,461,981, respectively. No representation is made as to the actual ~~NAV~~net asset value of the Trust on any future date, as it is subject to change at any time due to fluctuations in the market value of the Portfolio Securities, or to creations or redemptions made in the future. For the fiscal year ended October 31, 2012, the aggregate dollar amount of fees paid to the Trustee was $6,983,198.

The Adjustment Amount is calculated at the end of each quarter and applied against the Trustee’s fee for the following quarter. “Adjustment Amount” is an amount which is intended, depending upon the circumstances, either to (a) reduce the Trustee’s fee by the amount that the Transaction Fees paid on creation and redemption exceed the costs of those activities, and by the amount of excess earnings on cash held for the benefit of the

Trust** or (b) increase the Trustee’s fee by the amount that the Transaction Fee (plus additional amounts paid in connection with creations or redemptions outside the Clearing Process), paid on creations or redemptions, falls short of the actual costs of these activities. If in any quarter the Adjustment Amount exceeds the fee payable to the Trustee as set forth above, the Trustee uses such excess amount to reduce other Trust expenses, subject to certain federal tax limitations. To the extent that the amount of such excess exceeds the Trust’s expenses for such quarter, any remaining excess is retained by the Trustee as part of its compensation. If in any quarter the costs of processing creations and redemptions exceed the amounts charged as a Transaction Fee (plus the additional amounts paid in connection with creations or redemptions outside the Clearing Process) net of the excess earnings, if any, on cash held for the benefit of the Trust, the Trustee will augment the Trustee’s fee by the resulting Adjustment Amount. The net Adjustment Amount is usually a credit to the Trust. The amount of the earnings credit will be equal to the then current Federal Funds Rate, as reported in nationally distributed publications, multiplied by each day’s daily cash balance in the Trust’s cash account, reduced by the amount of reserves for that account required by the Federal Reserve Board of Governors.

For example, during the year ended October 31, 2012, the Adjustment Amount included an excess of net transaction fees from processing orders of $448,744 and a Trustee earnings credit of $20,683.  Thus, the Adjustment Amount reduced the Trustee’s fee by $469,427.

DETERMINATION OF ~~NAV~~NET ASSET VALUE

The ~~NAV~~net asset value of the Trust is computed as of the Evaluation Time, as shown under “Portfolio Adjustments—Adjustments to the Portfolio Deposit” on each Business Day. The ~~NAV~~net asset value of the Trust on a per Unit basis is determined by subtracting all liabilities (including accrued expenses and dividends payable) from the total value of the Portfolio and other assets and dividing the result by the total number of outstanding Units. For the most recent ~~NAV~~net asset value information, please go to www.spdrs.com.

The value of the Portfolio is determined by the Trustee in good faith in the following manner. If Portfolio Securities are listed on one or more national securities exchanges, such evaluation is generally based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation). If the securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there is no such closing bid price available, such evaluation shall generally be made by the Trustee in good faith based on the closing price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price, (a) on current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee’s appraising the value of the securities in good faith on the bid side of the market, or (d) by any combination thereof.

ADDITIONAL RISK INFORMATION

The following section identifies additional risks.  Prospective investors should carefully consider the additional information described below together with the information identified under “Summary—Principal Risks of Investing in the Trust.”

A liquid trading market for certain Portfolio Securities may not exist.  Although all of the Portfolio Securities are listed on a national securities exchange, the existence of a liquid trading market for certain Portfolio Securities may depend on whether dealers will make a market in such stocks. There can be no assurance that a market will be made or maintained for any Portfolio Securities, or that any such market will be or remain liquid. The price at which Portfolio Securities may be sold and the value of the Portfolio will be adversely affected if trading markets for Portfolio Securities are limited or absent.

Asset Category Risk.  The Portfolio Securities may underperform the returns of other securities or indexes that track other industries, groups of industries, markets, asset classes or sectors. Various types of securities or indexes

**The excess earnings on cash amount is currently calculated, and applied, on a monthly basis.

tend to experience cycles of outperformance and underperformance in comparison to the general securities markets.

Trading Issues.  Units are listed for trading on the Exchange under the market symbol “DIA” and are listed or traded on certain non-U.S. stock exchanges other than the Exchange. Trading in Units on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Units inadvisable. In addition, trading in Units on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Trust will continue to be met or will remain unchanged or that the Units will trade with any volume, or at all, on any stock exchange. Investors are subject to the execution and settlement risks and market standards of the market where they or their broker direct their trades for execution. The Trust will be terminated if the Units are delisted from the Exchange.

Fluctuation of NAV; Unit Premiums and Discounts.  The NAV of the Units will generally fluctuate with changes in the market value of the Trust’s securities holdings. The market prices of Units will generally fluctuate in accordance with changes in the Trust’s NAV and supply and demand of Units on the Exchange or any other exchange on which Units are traded. It cannot be predicted whether Units will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Units will be closely related to, but not identical to, the same forces influencing the prices of the securities of the DJIA trading individually or in the aggregate at any point in time. The market prices of Units may deviate significantly from the NAV of the Units during periods of market volatility. While the creation/redemption feature is designed to make it likely that Units normally will trade close to the Trust’s NAV, disruptions to creations and redemptions and/or market volatility may result in trading prices that differ significantly from the Trust’s NAV. If an investor purchases Units at a time when the market price is at a premium to the NAV of the Units or sells at a time when the market price is at a discount to the NAV of the Units, then the investor may sustain losses that are in addition to any losses caused by a decrease in NAV.

Costs of Buying or Selling Units.  Investors buying or selling Units in the secondary market will pay brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Units. In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Units (the “bid” price) and the price at which an investor is willing to sell Units (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Units based on trading volume and market liquidity, and is generally lower if the Trust’s Units have more trading volume and market liquidity and higher if the Trust’s Units have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Units, including bid/ask spreads, frequent trading of Units may significantly reduce investment results and an investment in Units may not be advisable for investors who anticipate regularly making small investments.

Large Cap Risk.  The Portfolio Securities will generally consist of equity securities of large-capitalization U.S. issuers.  Returns on investments in stocks of large U.S. companies could trail the returns on investments in stocks of smaller and mid-sized companies.

Investment in the Trust may have adverse tax consequences.  Investors in the Trust should consider the U.S. federal, state, local and other tax consequences of the ownership and disposition of Units. For a discussion of certain U.S. federal income tax consequences of the ownership and disposition of Units, see “Federal Income Taxes.”

Additionally, Units may perform differently than other investments in portfolios containing large capitalization stocks based upon or derived from an index other than the DJIA. For example, the great majority of component stocks of the DJIA are drawn from among the largest of the large capitalization universe, while other indexes may represent a broader sampling of stocks within capitalization ranges.  Large capitalization companies usually cannot respond as quickly as smaller companies to competitive challenges and their growth rates tend to lag the growth rates of well-managed smaller companies during strong economic periods.  Also, other indexes may use different methods for assigning relative weights to the index components than the price weighted method used by the DJIA. As a result, DJIA accords relatively more weight to stocks with a higher price-to-market capitalization ratio than a similar market capitalization-weighted index.

Clearing and settlement of Creation Units may be delayed or fail.  Even if an order is processed through the continuous net settlement clearing process of NSCC, Portfolio Securities or Units, as applicable, may not be delivered on settlement date, due to liquidity or other constraints in the clearing process. Orders expected to settle outside of the continuous net settlement clearing process of NSCC are not covered by NSCC’s guarantee of completion of delivery.

ADDITIONAL INFORMATION REGARDING DIVIDENDS AND DISTRIBUTIONS

The following information supplements and should be read in conjunction with the section included in this prospectus entitled “Dividends and Distributions.”

General Policies

The regular monthly ex-dividend date for Units is the third (3rd) Friday in each calendar month, unless such day is not a Business Day, in which case the ex-dividend date is the immediately preceding Business Day (“Ex-Dividend Date”). Beneficial Owners reflected on the records of DTC and the DTC Participants on the second (2nd) Business Day following the Ex-Dividend Date (“Record Date”) are entitled to receive an amount representing dividends accumulated on Portfolio Securities through the monthly dividend period which ends on the Business Day preceding such Ex-Dividend Date (including stocks with ex-dividend dates falling within such monthly dividend period), net of fees and expenses, accrued daily for such period. For the purposes of all dividend distributions, dividends per Unit are calculated at least to the nearest 1/1000th of $0.01. The payment of dividends is made on the Monday preceding the third (3rd) Friday of the next calendar month or the next subsequent Business Day if such Monday is not a Business Day (“Dividend Payment Date”). Dividend payments are made through DTC and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee.

Dividends payable to the Trust in respect of Portfolio Securities are credited by the Trustee to a non-interest bearing account as of the date on which the Trust receives such dividends. Other moneys received by the Trustee in respect of the Portfolio, including but not limited to the Cash Component, the Cash Redemption Payment, all moneys realized by the Trustee from the sale of options, warrants or other similar rights received or distributed in respect of Portfolio Securities as dividends or distributions and capital gains resulting from the sale of Portfolio Securities are credited by the Trustee to a non-interest bearing account. All funds collected or received are held by the Trustee without interest until distributed in accordance with the provisions of the Trust Agreement. To the extent the amounts credited to the account generate interest income or an equivalent benefit to the Trustee, such interest income or benefit is used to reduce the Trustee’s annual fee.

Any additional distributions the Trust may need to make so as to continue to qualify as a RIC under the Code and to avoid U.S. federal excise tax would consist of (a) an increase in the distribution scheduled for January to include any amount by which the Trust’s estimated “investment company taxable income” (determined prior to the deduction for dividends paid by the Trust) and net capital gains for a year exceeded the amount of Trust taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax and (b) a distribution soon after the actual annual “investment company taxable income” (determined prior to the deduction for dividends paid by the Trust) and net capital gain of the Trust have been computed, of the amount, if any, by which such actual income and gain exceeds the distributions already made. The ~~NAV~~net asset value of the Trust is reduced in direct proportion to the amount of such additional distributions. The magnitude of the additional distributions, if any, depends upon a number of factors, including the level of redemption activity experienced by the Trust. Because substantially all proceeds from the sale of stocks in connection with adjustments to the Portfolio are used to purchase shares of Index Securities, the Trust may have no cash or insufficient cash with which to pay such additional distributions. In that case, the Trustee typically will have to sell an approximately equal number of shares of each of the Portfolio Securities sufficient to produce the cash required to make such additional distributions.

The Trustee may declare special dividends if such action is necessary or advisable to preserve the status of the Trust as a RIC or to avoid imposition of income or excise taxes on undistributed income.  In addition, the Trust may vary the frequency with which periodic distributions are made (e.g., from monthly to quarterly) if it is determined by the Sponsor and the Trustee that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to RICs or would otherwise be advantageous to the Trust. The Trustee may also change the regular ex-dividend date for Units to another date within the month or the quarter if the Sponsor and the Trustee determine that such a change would be advantageous to the Trust. Notice of any such variance or change will be provided to Beneficial Owners via DTC and the DTC Participants.

All distributions are made by the Trustee through DTC and the DTC Participants to Beneficial Owners as recorded on the book entry system of DTC and the DTC Participants.  With each distribution, the Trustee furnishes for distribution to Beneficial Owners a statement setting forth the amount being distributed, expressed as a dollar amount per Unit.

The settlement date for the creation of Units or the purchase of Units in the secondary market must occur on or before the Record Date in order for such creator or purchaser to receive a distribution on the next Dividend Payment Date. If the settlement date for such creation or a secondary market purchase occurs after the Record Date, the distribution will be made to the prior securityholder or Beneficial Owner as of such Record Date.

As soon as practicable after notice of termination of the Trust, the Trustee will distribute via DTC and the DTC Participants to each Beneficial Owner redeeming Creation Units before the termination date specified in such notice a portion of Portfolio Securities and cash as described above. Otherwise, the Trustee will distribute to each Beneficial Owner (whether in Creation Unit size aggregations or otherwise), as soon as practicable after termination of the Trust, such Beneficial Owner’s pro rata share of the ~~NAV~~net asset value of the Trust.

INVESTMENTS BY INVESTMENT COMPANIES

Purchases of Units by investment companies are subject to restrictions pursuant to Section 12(d)(1) of the Investment Company Act of 1940. The Trust has received an SEC order that permits registered investment companies to invest in Units beyond these limits, subject to certain conditions and terms. One such condition is that registered investment companies relying on the order must enter into a written agreement with the Trust. Registered investment companies wishing to learn more about the order and the agreement should telephone 1-866-732-8673.

The Trust itself is also subject to the restrictions of Section 12(d)(1). This means that, absent an exemption or SEC relief, (a) the Trust cannot invest in any registered investment company, to the extent that the Trust would own more than 3% of that registered investment company’s outstanding Units, (b) the Trust cannot invest more than 5% of its total assets in the securities of any one registered investment company, and (c) the Trust cannot invest more than 10% of its total assets in the securities of registered investment companies in the aggregate.

ANNUAL REPORTS

Promptly after the end of each fiscal year, the Trustee furnishes to the DTC Participants for distribution to each person who was a Beneficial Owner of Units at the end of such fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.

BENEFIT PLAN INVESTOR CONSIDERATIONS

In considering the advisability of an investment in Units, fiduciaries of pension, profit sharing or other tax-qualified retirement plans and funded welfare plans or entities whose underlying assets include “plan assets” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (collectively, “Plans”) subject to the fiduciary responsibility requirements of ERISA, should consider whether an investment in Units (a) is permitted by the documents and instruments governing the Plan, (b) is made solely in the interest of participants and beneficiaries of the Plans, (c) is consistent with the prudence and diversification requirements of ERISA, and that the acquisition and holding of Units does not result in a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. Individual retirement account (“IRA”) investors and certain other investors not subject to ERISA, such as Keogh Plans, should consider that such arrangements may make only such investments as are authorized by the governing instruments and that IRAs, Keogh Plans and certain other types of arrangements are subject to the prohibited transaction rules of Section

CALCULATION OF THE EQUATION BY WHICH THE TRUST UNITS ARE ISSUED OR REDEEMED.  S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING OF THE TRUST.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIA OR ANY DATA INCLUDED THEREIN OR USED TO CALCULATE THE INDEX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY OR CONDITION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE TRUSTEE, THE TRUST, OWNERS OF OR INVESTORS IN THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIA OR ANY DATA INCLUDED THEREIN OR USED TO CALCULATE THE DJIA.  S&P MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES OR CONDITIONS, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE DJIA OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS) RESULTING FROM THE USE OF THE DJIA OR ANY DATA INCLUDED THEREIN, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPDR TRADEMARK.  The “SPDR” trademark is used under license from Standard & Poor’s Financial Services LLC. No financial product offered by the Trust or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR

The Sponsor is a Delaware limited liability company incorporated on April 6, 1998 with offices c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  The Sponsor’s Internal Revenue Service Employer Identification Number is 26-4126158.  The Sponsor’s sole business activity is to act as the sponsor of the Trust and two other ETFs.  On October 1, 2008, the Sponsor became an indirect wholly-owned subsidiary of NYSE Euronext following the acquisition by NYSE Euronext of the American Stock Exchange LLC and all of its subsidiaries. NYSE Euronext is a “control person” of the Sponsor as such term is defined in the Securities Act of 1933.

The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell Units to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of Units within a specified period.

If at any time the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required to be undertaken or performed by it, and such failure is not cured within fifteen (15) Business Days following receipt of notice from the Trustee of such failure, or if the Sponsor resigns, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or terminate the Trust Agreement and liquidate the Trust. Upon the Trustee’s and a successor Sponsor’s execution of an instrument of appointment and assumption, the successor Sponsor succeeds to all of the rights, powers, duties and obligations of the original Sponsor. The successor Sponsor shall not be under any liability under the Trust Agreement for occurrences or omissions prior to the execution of such instrument. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable, but not exceeding the amounts prescribed by the SEC.

The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and liquidates the Trust. The Trustee shall terminate the Trust Agreement and liquidate the Trust if, within sixty (60) days following the date on which a notice of resignation was delivered by the Sponsor, a successor Sponsor has not been appointed or the Trustee has not agreed to act as Sponsor.

The Trust Agreement provides that the Sponsor is not liable to the Trustee, the Trust or to the Beneficial Owners of Units for taking or refraining from taking any action in good faith, or for errors in judgment, but is liable only for its own gross negligence, bad faith, willful misconduct or willful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement. The Sponsor is not liable or responsible in any way for depreciation or loss incurred by the Trust because of the purchase or sale of any Portfolio Securities. The Trust Agreement further provides that the Sponsor and its directors, shareholders, officers, employees, subsidiaries and affiliates under common control with the Sponsor shall be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, willful misconduct or willful malfeasance on the part of any such party arising out of or in connection with the performance of its duties or reckless disregard of its obligations and duties under the Trust Agreement, including the payment of the costs and expenses (including counsel fees) of defending against any claim or liability.

The following information is being provided with respect to each officer and member of the Sponsor as at February 21, 2013.

Name	Nature of Relationship or Affiliation with Sponsor
Joseph Mecane	President
Laura Morrison	Senior Vice President
Janet McGinness	Secretary
NYSE MKT, LLC	Member

The principal business address for each of the officers and members listed above is c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  None of the officers listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding limited liability company interests of the Sponsor.  All of the outstanding limited liability company interests of the Sponsor are owned by NYSE MKT, LLC as the sole member of the Sponsor.

None of the individuals listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding Units of the Trust.

Other Companies of which Each of the Persons1 Named Above is Presently an Officer, Director or Partner
Person Named Above	Name and Principal Business Address of such Other Company	Nature of Business of such Other Company	Nature of Affiliation with such Other Company
Joseph Mecane	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Executive Vice President
	New York Block Exchange LLC,	Subsidiary of global operator of financial markets and provider of trading technologies.	Director

1 Exclude persons whose affiliation with the Sponsor arises solely by virtue of stock ownership (as defined under Section 2(a)(3)(A) of the Investment Company Act of 1940).

11 Wall Street, New York, New York 10005
	NYSE Amex Options LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Director
	NYSE IP LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Chief Executive Officer
	NYSE MKT, LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	President and Chief Executive Officer
Laura Morrison	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Senior Vice President
	The Borough of Manhattan Community College Foundation, c/o the City University of New York, 199 Chambers Street, New York, New York 10007	Not-for-profit organization whose sole business is to support the Borough of Manhattan Community College.	Director, Treasurer and Secretary
Janet McGinness2	NYSE Euronext, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Executive Vice President and Secretary

Joseph Mecane has been employed by NYSE Euronext (or its predecessors) since May 2008.  From November 2004 until May 2008, Mr. Mecane was a Managing Director in the Equities Division of UBS Investment Bank, where he was responsible for overseeing the firm’s wholesale and retail trade-execution business. Laura Morrison has been employed by NYSE Euronext (or its predecessors) since 1995.  Janet McGinness has been employed by NYSE Euronext (or its predecessors) since 2006.

2 In addition to her positions with the Sponsor and NYSE Euronext, Ms. McGinness is a Director and/or an officer (e.g., Senior Vice President, Vice President, Associate General Counsel, Secretary, Assistant Secretary) of 25 other subsidiaries of NYSE Euronext.

TRUSTEE

The Trustee is a bank and trust company organized under the laws of the Commonwealth of Massachusetts with its principal place of business at One Lincoln Street, Boston, Massachusetts 02111. The Trustee’s Internal Revenue Service Employer Identification Number is 04-1867445.  The Trustee is subject to applicable federal and state banking laws and to supervision and examination by the Federal Reserve as well as by the Massachusetts Commissioner of Banks, the FDIC, and the regulatory authorities of those states and countries in which a branch of the Trustee is located.

The Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing a notice of resignation in writing and filing such notice with the Sponsor and mailing a copy of the notice of resignation to all DTC Participants reflected on the records of DTC as owning Units for distribution to Beneficial Owners as provided above not less than sixty (60) days before the date such resignation is to take effect. Such resignation becomes effective upon the acceptance of the appointment as Trustee for the Trust by the successor Trustee. The Sponsor, upon receiving notice of such resignation, is obligated to use its best efforts promptly to appoint a successor Trustee in the manner and meeting the qualifications provided in the Trust Agreement. If no successor is appointed within sixty (60) days after the date such notice of resignation is given, the Trustee shall terminate the Trust Agreement and liquidate the Trust.

If the Trustee becomes incapable of acting as such, or fails to undertake or perform or becomes incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required to be undertaken or performed by it, and such failure is not be cured within fifteen (15) Business Days following receipt of notice from the Sponsor of such failure, or is adjudged bankrupt or insolvent, or a receiver of the Trustee or its property is appointed, or a trustee or liquidator or any public officer takes charge or control of such Trustee or of its property or affairs for the purposes of rehabilitation, conservation or liquidation, then the Sponsor may remove the Trustee and appoint a successor Trustee as provided in the Trust Agreement. The Sponsor shall mail notice of such appointment of a successor Trustee via the DTC Participants to Beneficial Owners. Upon a successor Trustee’s execution of a written acceptance and acknowledgement of an instrument accepting appointment as Trustee for the Trust, the successor Trustee becomes vested with all the rights, powers, duties and obligations of the original Trustee. A successor Trustee must be (a) a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any state thereof; (b) authorized under such laws to exercise corporate trust powers; and (c) at all times have an aggregate capital, surplus and undivided profits of not less than $50,000,000.

Beneficial Owners of 51% of the then outstanding Units may at any time remove the Trustee by written instrument(s) delivered to the Trustee and the Sponsor. The Sponsor shall thereupon use its best efforts to appoint a successor Trustee as described above and in the Trust Agreement.

The Trust Agreement limits the Trustee’s liabilities. It provides, among other things, that the Trustee is not liable for (a) any action taken in good faith reliance on properly executed documents or for the disposition of monies or securities or for the evaluations required to be made thereunder, except by reason of its own gross negligence, bad faith, willful malfeasance, willful misconduct, or reckless disregard of its duties and obligations; (b) depreciation or loss incurred by reason of the sale by the Trustee of any Portfolio Securities; (c) any action the Trustee takes where the Sponsor fails to act; and (d) any taxes or other governmental charges imposed upon or in respect of Portfolio Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction.

The Trustee and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Trustee will be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, willful misconduct, willful malfeasance on the part of such party or reckless disregard of its duties and obligations arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending against any claim or liability.

DEPOSITORY

DTC is a limited purpose trust company and member of the Federal Reserve System.

DISTRIBUTOR

The Distributor is a corporation organized under the laws of the State of Colorado and is located at 1290 Broadway, Suite 1100, Denver, CO 80203. The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). The Sponsor pays the Distributor for its services a flat annual fee of $35,000. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the SEC.

TRUST AGREEMENT

Beneficial Owners shall not (a) have the right to vote concerning the Trust, except with respect to termination and as otherwise expressly set forth in the Trust Agreement, (b) in any manner control the operation and management of the Trust, or (c) be liable to any other person by reason of any action taken by the Sponsor or the Trustee. The Trustee has the right to vote all of the voting stocks in the Trust. The Trustee votes the voting stocks of each issuer in the same proportionate relationship as all other shares of each such issuer are voted to the extent permissible and, if not permitted, abstains from voting. The Trustee shall not be liable to any person for any action or failure to take any action with respect to such voting matters.

The death or incapacity of any Beneficial Owner does not operate to terminate the Trust nor entitle such Beneficial Owner’s legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust.

Amendments to the Trust Agreement

The Trust Agreement may be amended from time to time by the Trustee and the Sponsor without the consent of any Beneficial Owners (a) to cure any ambiguity or to correct or supplement any provision that may be defective or inconsistent or to make such other provisions as will not adversely affect the interests of Beneficial Owners; (b) to change any provision as may be required by the SEC; (c) to add or change any provision as may be necessary or advisable for the continuing qualification of the Trust as a “regulated investment company” under the Code; (d) to add or change any provision as may be necessary or advisable if NSCC or DTC is unable or unwilling to continue to perform its functions; and (e) to add or change any provision to conform the adjustments to the Portfolio and the Portfolio Deposit to changes, if any, made by S&P in its method of determining the Index. The Trust Agreement may also be amended by the Sponsor and the Trustee with the consent of the Beneficial Owners of 51% of the outstanding Units to add provisions to, or change or eliminate any of the provisions of, the Trust Agreement or to modify the rights of Beneficial Owners, although the Trust Agreement may not be amended without the consent of the Beneficial Owners of all outstanding Units if such amendment would (a) permit the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement; (b) reduce the interest of any Beneficial Owner in the Trust; or (c) reduce the percentage of Beneficial Owners required to consent to any such amendment.

Promptly after the execution of an amendment, the Trustee inquires of each DTC Participant, either directly or through a third party, as to the number of Beneficial Owners for whom such DTC Participant holds Units, and provides each such DTC Participant or third party with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to Beneficial Owners.

Termination of the Trust Agreement

The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time the ~~NAV~~net asset value of the Trust is less than $350,000,000, as ~~such dollar amount shall be~~ adjusted for inflation in accordance with the CPI-U~~. This adjustment is to take effect~~ at the end of ~~the fourth year following January 13, 1998 and at the end of~~ each year ~~thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year~~from (and including) 2002.

The Trust may be terminated (a) by the agreement of the Beneficial Owners of 66 2/3% of outstanding Units; (b) if DTC is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a comparable replacement is unavailable; (c) if NSCC no longer provides clearance services with respect to Units, or if the Trustee is no longer a participant in NSCC; (d) if S&P ceases publishing the DJIA; or (e) if the License Agreement is terminated. The Trust will be terminated if Units are delisted from the Exchange. The Trust is scheduled to terminate on the first to occur of (a) January 14, 2123 or (b) the date 20 years after the death of the last survivor of fifteen persons named in the Trust Agreement, the oldest of whom was born in 1994 and the youngest of whom was born in 1997.

The Trust will terminate if either the Sponsor or the Trustee resigns and a successor is not appointed. The Trust will also terminate if the Trustee is removed or the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties required under the Trust Agreement and a successor is not appointed. The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever, however, will not cause the termination of the Trust Agreement or the Trust unless the Trust is terminated as described above.

Prior written notice of the termination of the Trust must be given at least twenty (20) days before termination of the Trust to all Beneficial Owners. The notice must set forth the date on which the Trust will be terminated, the period during which the assets of the Trust will be liquidated, the date on which Beneficial Owners of Units (whether in Creation Unit size aggregations or otherwise) will receive in cash the NAV of the Units held, and the date upon which the books of the Trust shall be closed. The notice shall further state that, as of the date thereof and thereafter, neither requests to create additional Creation Units nor Portfolio Deposits will be accepted, and that, as of the date thereof and thereafter, the portfolio of stocks delivered upon redemption shall be identical in composition and weighting to Portfolio Securities as of such date rather than the stock portion of the Portfolio Deposit as in effect on the date request for redemption is deemed received. Beneficial Owners of Creation Units may, in advance of the Termination Date, redeem in kind directly from the Trust.

Within a reasonable period after the Termination Date, the Trustee shall, subject to any applicable provisions of law, sell all of the Portfolio Securities not already distributed to redeeming Beneficial Owners of Creation Units. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred because of any such sale. The Trustee may suspend such sales upon the occurrence of unusual or unforeseen circumstances, including but not limited to a suspension in trading of a stock, the closing or restriction of trading on a stock exchange, the outbreak of hostilities or the collapse of the economy. The Trustee shall deduct from the proceeds of sale its fees and all other expenses and transmit the remaining amount to DTC for distribution, together with a final statement setting forth the computation of the gross amount distributed. Units not redeemed before termination of the Trust will be redeemed in cash at NAV based on the proceeds of the sale of Portfolio Securities, with no minimum aggregation of Units required.

LEGAL OPINION

The legality of the Units offered hereby has been passed upon by ~~[_________________]~~Davis Polk & Wardwell LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND FINANCIAL STATEMENTS

The financial statements as of October 31, 2012 included in this prospectus have been so included in reliance upon the report of ~~[_____________]~~PricewaterhouseCoopers LLP, independent registered public accounting firm, ~~[_____________]~~125 High Street, Boston, Massachusetts, given on the authority of said firm as experts in auditing and accounting.

CODE OF ETHICS

The Trust has adopted a code of ethics in compliance with Rule 17j-1 requirements under the Investment Company Act of 1940. Subject to pre-clearance, reporting, certification and other conditions and standards, the code permits personnel subject to the code, if any, to invest in Index Securities for their own accounts. The code is designed to prevent fraud, deception and misconduct against the Trust and to provide reasonable standards of conduct. The code is on file with the SEC and you may obtain a copy by visiting the SEC at the address listed on the back cover of this prospectus. The code is also available on the SEC’s Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the SEC at the address listed on the back cover of this prospectus.

INFORMATION AND COMPARISONS RELATING TO
SECONDARY MARKET TRADING AND PERFORMANCE

One important difference between Units and conventional mutual fund shares is that Units are available for purchase or sale on an intraday basis on the Exchange~~. An investor who buys~~ at market prices. In contrast, shares in a conventional mutual fund ~~will buy or sell shares~~may be purchased or redeemed only at a price at, or related to, the closing ~~NAV~~net asset value per share, as determined by the fund. ~~In contrast, Units are not offered for purchase or redeemed for cash at a fixed relationship to closing NAV. The tables below illustrate~~ The table below illustrates the distribution relationship ~~of Units closing prices to NAV for the period January 20, 1998 (the first trading date of the Trust) through December 31, 2012, the distribution relationships of high, low and closing prices over the same period, and distribution~~ of bid/ask spreads to NAV for 2012. ~~These tables~~This table should help investors evaluate some of the advantages and disadvantages of Units relative to ~~funds sold~~mutual fund shares purchased and redeemed at prices at, or related to, the closing ~~NAV~~net asset value per share. Specifically, the ~~tables illustrate~~table illustrates in an approximate way the risks of ~~buying~~purchasing or selling Units at prices less favorable than closing NAV and, correspondingly, the opportunities to ~~buy~~purchase or sell at prices more favorable than closing NAV.

~~An investor may wish to evaluate the opportunity to buy or sell Units in the secondary market on an intraday basis versus the assurance of a transaction at or related to closing NAV that is provided by a mutual fund. To assist investors in making this comparison, the table immediately below illustrates the distribution of percentage ranges between the high and the low price each day and between each extreme daily value and the closing NAV for all trading days from January 20, 1998 through December 31, 2012. The investor may wish to compare these ranges with the average bid/ask spread on Units and add any commissions charged by a broker.  The trading ranges for this period will not necessarily be typical of trading ranges in future years and the bid/ask spread on Units may vary materially over time and may be significantly greater at times in the future. There is some evidence, for example, that the bid/ask spread will widen in markets that are more volatile and narrow when markets are less volatile. Consequently, the investor should expect wider bid/ask spreads to be associated with wider daily spread ranges.~~

~~[Daily Percentage Price Ranges: Average and Frequency Distribution for~~
~~the Trust and DJIA:~~
~~Highs and Lows vs. Close*~~
~~(from inception of trading through 12/31/2012)]~~
~~DJIA~~
			~~Intraday High Value Above Closing Value~~		~~Intraday Low Value~~
	~~Daily % Price Range~~ 		~~Above Closing Value~~ 		~~Below Closing Value~~
~~Range~~	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~
 ~~0—0.25%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.25—0.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.5—1.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.0—1.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.5—2.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.0—2.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.5—3.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~3.0—3.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~>3.5%~~	 ~~[__]~~	~~[__]%~~	 ~~[__]~~	~~[__]%~~	 ~~[__]~~	~~[__]%~~
~~Total~~	 ~~[__]~~	 ~~100.00%~~	 ~~[__]~~	 ~~100.00%~~	 ~~[__]~~	 ~~100.00%~~

~~Average Daily Range: [____]%~~
~~TRUST~~
			~~Intraday High Value Above Closing Value~~		~~Intraday Low Value~~
	~~Daily % Price Range~~ 		~~Above Closing Value~~ 		~~Below Closing Value~~
~~Range~~	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~
 ~~0—0.25%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.25—0.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.5—1.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.0—1.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.5—2.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.0—2.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.5—3.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~3.0—3.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~>3.5%~~	 ~~[__]~~	~~[__]%~~	 ~~[__]~~	~~[__]%~~	 ~~[__]~~	~~[__]%~~
~~Total~~	 ~~[__]~~	 ~~100.00%~~	 ~~[__]~~	 ~~100.00%~~	 ~~[__]~~	 ~~100.00%~~

~~Average Daily Range: [____]%~~
~~____________~~
~~*~~	~~Source: Bloomberg~~

~~[~~Frequency Distribution of Discounts and Premiums for the Trust:
~~Closing~~Bid/Ask Price vs. NAV as of 12/31/12(1)(2)~~]~~

		Calendar	Calendar	Calendar	Calendar		~~From~~
		Quarter	Quarter	Quarter	Quarter	Calendar	~~1/20/1998~~
		Ending	Ending	Ending	Ending	Year	~~through~~
Range		3/31/2012	6/30/2012	9/30/2012	12/31/2012	2012	~~12/31/2012~~
> 200	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
150—200	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
100—150	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
50—100	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
25—50	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
0—25	Days	~~[__]~~33	~~[__]~~31	~~[__]~~32	~~[__]~~34	~~[__]~~130	~~[__]~~
Basis Points	%	~~[__]~~53.2%	~~[__]~~49.2%	~~[__]~~50.8%	~~[__]~~54.8%	~~[__]~~52.0%	~~[__]~~
Total Days	Days	~~[__]~~33	~~[__]~~31	~~[__]~~32	~~[__]~~34	~~[__]~~130	~~[__]~~
at Premium	%	~~[__]~~53.2%	~~[__]~~49.2%	~~[__]~~50.8%	~~[__]~~54.8%	~~[__]~~52.0%	~~[__]~~
Closing Price	Days	~~[__]~~0	~~[__]~~0	~~[__]~~1	~~[__]~~0	~~[__]~~1	~~[__]~~
Equal to NAV	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~1.6%	~~[__]~~0.0%	~~[__]~~0.4%	~~[__]~~
Total Days	Days	~~[__]~~29	~~[__]~~32	~~[__]~~30	~~[__]~~28	~~[__]~~119	~~[__]~~
at Discount	%	~~[__]~~46.8%	~~[__]~~50.8%	~~[__]~~47.6%	~~[__]~~45.2%	~~[__]~~47.6%	~~[__]~~
0— -25	Days	~~[__]~~29	~~[__]~~32	~~[__]~~30	~~[__]~~28	~~[__]~~119	~~[__]~~
Basis Points	%	~~[__]~~46.8%	~~[__]~~50.8%	~~[__]~~47.6%	~~[__]~~45.2%	~~[__]~~47.6%	~~[__]~~
-25— -50	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
-50— -100	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
-100— -150	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
-150— -200	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~
< -200	Days	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~0	~~[__]~~
Basis Points	%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~0.0%	~~[__]~~

~~[~~Close was within ~~[~~0.25~~]~~% of NAV ~~better than [___]~~100% of the time ~~from January 20, 1998 (the first day of trading) through December 31,~~throughout 2012.~~]~~
____________
(1)	~~[~~Source: ~~NYSE Euronext ]~~NYX Data

(2)
~~[~~Currently, the ~~closing~~bid/ask price is the ~~last price~~midpoint of the best bid and best offer prices on NYSE Arca~~.  Through November 28, 2008, the closing price was the last price on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT)~~ at the time the Trust’s NAV is calculated, ordinarily 4:00 p.~~]~~m.

~~Frequency Distribution of Discounts and Premiums for the Trust:~~
~~Bid/Ask Price vs. NAV as of 12/31/12(1)(2)~~

		~~Calendar~~	~~Calendar~~	~~Calendar~~	~~Calendar~~		~~[From~~
		~~Quarter~~	~~Quarter~~	~~Quarter~~	~~Quarter~~	~~Calendar~~	~~1/20/1998~~
		~~Ending~~	~~Ending~~	~~Ending~~	~~Ending~~	~~Year~~	~~through~~
~~Range~~		~~3/31/2012~~	~~6/30/2012~~	~~9/30/2012~~	~~12/31/2012~~	~~2012~~	~~12/31/2012]~~
~~> 200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~150—200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~100—150~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~50—100~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~25—50~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~0—25~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Total Days~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~at Premium~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Closing Price~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Equal to NAV~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Total Days~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~at Discount~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~0— -25~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-25— -50~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-50— -100~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-100— -150~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-150— -200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~< -200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~

~~[Close was within [0.25]% of NAV better than [___]% of the time from January 20, 1998 (the first day of trading) through December 31, 2012.]~~
~~____________~~
~~(1)~~	~~[Source: NYSE Euronext]~~

~~(2)~~
~~[Currently, the bid/ask price is the midpoint of the best bid and best offer prices on NYSE Arca at the time the Trust’s NAV is calculated, ordinarily 4:00 p.m.  Through November 28, 2008, the bid/ask price was the midpoint of the best bid and best offer prices on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT) at the close of trading, ordinarily 4:00 p.m.]~~

Comparison of Total Returns Based on NAV and Bid/Ask Price(1)
as of 12/31/12*

The table below is provided to compare the Trust’s total pre-tax returns at NAV with the total pre-tax returns based on bid/ask price and the performance of the DJIA. Past performance is not necessarily an indication of how the Trust will perform in the future.

Cumulative Total Return

	1 Year	5 Year	10 Year
Trust
Return Based on NAV (2)(3)(4)	~~[__]~~9.99%	~~[__]~~12.91%	~~[__]~~99.12%
Return Based on Bid/Ask Price (2)(3)(4)	~~[__]~~10.10%	~~[__]~~13.12%	~~[__]~~99.28%
DJIA	~~[__]~~10.24%	~~[__]~~13.81%	~~[__]~~102.73%

Average Annual Total Return

	1 Year	5 Year	10 Year
Trust
Return Based on NAV (2)(3)(4)(5)	~~[__]~~9.99%	~~[__]~~2.46%	~~[__]~~7.13%
Return Based on Bid/Ask Price (2)(3)(4)(5)	~~[__]~~10.10%	~~[__]~~2.50%	~~[__]~~7.14%
DJIA	~~[__]~~10.24%	~~[__]~~2.62%	~~[__]~~7.32%
____________

(1)
Currently, the bid/ask price is the midpoint of the best bid and best offer prices on NYSE Arca at the time the Trust’s NAV is calculated, ordinarily 4:00 p.m. Through November 28, 2008, the bid/ask price was the midpoint of the best bid and best offer prices on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT) at the close of trading, ordinarily 4:00 p.m.~~]~~

(2)	Total return figures have been calculated in the manner described above in “Summary—Trust Performance.”

(3)	Includes all applicable ordinary operating expenses set forth above in “Summary—Fees and Expenses of the Trust.”

(4)
Does not include the Transaction Fee which is payable to the Trustee only by persons purchasing and redeeming Creation Units as discussed above in “Purchases and Redemptions of Creation Units.” If these amounts were reflected, returns to such persons would be less than those shown.

(5)
Does not include brokerage commissions and charges incurred only by persons who make purchases and sales of Units in the secondary market as discussed above in “Exchange Listing and Trading—Secondary Trading on Exchanges.” If these amounts were reflected, returns to such persons would be less than those shown.

*	Source: NYSE Euronext and State Street Bank and Trust Company.
**	Total returns assume that dividends and capital gain distributions have been reinvested in the Trust at the ~~net asset value per Unit~~NAV.

SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST (“DIA”)
SPONSOR: PDR SERVICES LLC

This prospectus does not include all of the information with respect to DIA set forth in its Registration Statement filed with the SEC in Washington, D.C. under the:

•	Securities Act of 1933 (File No. 333-31247) and

•	Investment Company Act of 1940 (File No. 811-09170).

To obtain copies from the SEC at prescribed rates—

WRITE: Public Reference Section of the SEC
100 F Street, N.E., Washington, D.C. 20549
CALL: 1-800-SEC-0330
VISIT: http://www.sec.gov

No person is authorized to give any information or make any representation about DIA not contained in this prospectus, and you should not rely on any other information. Read and keep both parts of this prospectus for future reference.

PDR Services LLC has filed a registration statement on Form S-6 and Form N-8B-2 with the SEC covering the Units. While this prospectus  is a part of the registration statement on Form S-6, it does not contain all the exhibits filed as part of the registration statement on Form S-6. You should consider reviewing the full text of those exhibits.

Prospectus dated ~~[~~February ~~__]~~21, 2013

CONTENTS OF REGISTRATION STATEMENT

This amendment to the Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet.

The cross-reference sheet.

The prospectus.

The undertaking to file reports.

The signatures.

Written consents of the following persons:

PricewaterhouseCoopers LLP (included in Exhibit 99.C1)

Davis Polk & Wardwell LLP (included in Exhibit 99.2)

The following exhibits:

EX-99.2	— Opinion of Counsel as to legality of securities being registered and consent of Counsel (1)
EX-99.A1(1)
— Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, between PDR Services Corporation, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(2)
— Amendment No. 1 dated as of November 1, 2004 and effective November 8, 2004 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(3)
— Amendment dated and effective February 14, 2008 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, as amended, and to the Trust Indenture and Agreement dated and effective January 13, 1998 between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(4)
— Amendment No. 2 dated and effective as of October 24, 2008 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, as amended, between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(5)
— Amendment No. 4 dated as of December 22, 2009 and effective as of February 26, 2010 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, as amended, between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(6)	— Trust Indenture and Agreement dated and effective January 13, 1998 between PDR Services Corporation, as Sponsor and State Street Bank and Trust Company, as Trustee (3)
EX-99.A3	— Distribution Agreement dated and effective November 1, 2011 (4)
EX-99.A4(1)	— Form of Global Certificates (5)
EX-99.A4(2)	— Form of Participant Agreement (2)
~~EX-99.A4(3)~~	~~— License Agreement entered into as of June 5, 1997 by and between Dow Jones & Company, Inc., the American Stock Exchange, Inc., and PDR Services Corporation (6)~~
~~EX-99.A4(4)~~
~~— Letter Agreement entered into as of February 24, 2003 by and between Dow Jones & Company, Inc., the American Stock Exchange, Inc., and PDR Services LLC extending the License Agreement entered into as of June 5, 1997, as amended, by and between Dow Jones & Company, Inc., the American Stock Exchange, Inc., and PDR Services Corporation (7)~~

EX-99.A4(~~5~~3)	— Sublicense Agreement entered into as of November 1, 2005 by and among PDR Services LLC, as Sublicensee, State Street Global Markets, LLC, as Licensee, and Dow Jones & Company, Inc. (~~8~~6)
EX-	— Sublicense Agreement entered into as of November 1, 2005 by and among State Street Bank and

99.A4(~~6~~4)	Trust Company, as Sublicensee, State Street Global Markets, LLC, as Licensee, and Dow Jones & Company, Inc. (~~8~~6)
EX-99.A6(1)	— Amended and Restated Certificate of Formation of PDR Services LLC (1)
EX-99.A6(2)	— Amended and Restated Limited Liability Company Agreement of PDR Services LLC (1)
EX-99.A9(1)	— Chief Compliance Officer Services Agreement dated and effective October 5, 2004 (4)
EX-99.A9(2)	— Addendum to Chief Compliance Officer Services Agreements dated and effective September 1, 2006 (4)
EX-99.A9(3)	— Amendment to Chief Compliance Officer Services Agreement dated October 1, 2009 (4)
EX-99.A9(4)	— Depository Agreement among State Street Bank and Trust Company, as Trustee, PDR Services Corporation, as Sponsor and The Depository Trust Company as the Depository, dated January 13, 1998 (3)
EX-99.A11	— Code of Ethics dated and effective January 26, 2012 (4)
EX-99.C1	— Consent of Independent Registered Public Accounting Firm (1)

(1) ~~To be filed by amendment~~Filed herewith.
(2) Filed on February 25, 2011 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
(3) Filed on January 14, 1998 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
(4) Filed on February 22, 2012 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
(5) Filed on February 26, 2010 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
~~(6) Filed on January 16, 1998 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.~~
~~(7) Filed on February 24, 2003 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.~~
(~~8~~6) Filed on February 23, 2007 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.

FINANCIAL STATEMENTS

1.	Statement of Financial Condition of the Trust as shown in the current prospectus for this series herewith.

2.	Financial Statements of the Depositor:

PDR Services LLC—Financial Statements, as part of NYSE Euronext’s current consolidated financial statements incorporated by reference to Form 10-K dated ~~[__________]~~February 28, ~~2013~~2012.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, SPDR Dow Jones Industrial Average ETF Trust, certifies that it meets all of the requirements for effectiveness of this Post Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this ~~amendment~~Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the ~~31~~21st day of ~~October~~February, ~~2012~~2013.

SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST
(Registrant)

By:	PDR Services LLC

By:	/s/ JoeJoseph Mecane
Name: ~~Joe~~Joseph Mecane
Title: President

Pursuant to the requirements of the Securities Act of 1933, this ~~amendment~~Post Effective Amendment to the Registration Statement has been signed below on behalf of PDR Services LLC, the Depositor, by the following persons in the capacities and on the date indicated.

PDR SERVICES LLC

Name	Title/Office	Date
/s/ JoeJoseph Mecane	President of PDR Services LLC*	February 21, 2013
~~Joe~~Joseph Mecane

/s/ Laura Morrison	Senior Vice President of PDR Services LLC	February 21, 2013
Laura Morrison
____________
*	The President of PDR Services LLC also undertakes all the duties and responsibilities of, and performs all functions of, the principal financial officer of PDR Services LLC.

EXHIBIT INDEX

EX-99.2	— Opinion of Counsel as to legality of securities being registered and consent of Counsel (1)
EX-99.A1(1)
— Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, between PDR Services Corporation, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(2)
— Amendment No. 1 dated as of November 1, 2004 and effective November 8, 2004 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(3)
— Amendment dated and effective February 14, 2008 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, as amended, and to the Trust Indenture and Agreement dated and effective January 13, 1998 between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(4)
— Amendment No. 2 dated and effective as of October 24, 2008 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, as amended, between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(5)
— Amendment No. 4 dated as of December 22, 2009 and effective as of February 26, 2010 to the Standard Terms and Conditions of Trust dated as of January 1, 1998 and effective January 13, 1998, as amended, between PDR Services LLC, as Sponsor and State Street Bank and Trust Company, as Trustee (2)

EX-99.A1(6)	— Trust Indenture and Agreement dated and effective January 13, 1998 between PDR Services Corporation, as Sponsor and State Street Bank and Trust Company, as Trustee (3)
EX-99.A3	— Distribution Agreement dated and effective November 1, 2011 (4)
EX-99.A4(1)	— Form of Global Certificates (5)
EX-99.A4(2)	— Form of Participant Agreement (2)
~~EX-99.A4(3)~~	~~— License Agreement entered into as of June 5, 1997 by and between Dow Jones & Company, Inc., the American Stock Exchange, Inc., and PDR Services Corporation (6)~~
~~EX-99.A4(4)~~
~~— Letter Agreement entered into as of February 24, 2003 by and between Dow Jones & Company, Inc., the American Stock Exchange, Inc., and PDR Services LLC extending the License Agreement entered into as of June 5, 1997, as amended, by and between Dow Jones & Company, Inc., the American Stock Exchange, Inc., and PDR Services Corporation (7)~~

EX-99.A4(~~5~~3)	— Sublicense Agreement entered into as of November 1, 2005 by and among PDR Services LLC, as Sublicensee, State Street Global Markets, LLC, as Licensee, and Dow Jones & Company, Inc. (~~8~~6)
EX-99.A4(~~6~~4)
— Sublicense Agreement entered into as of November 1, 2005 by and among State Street Bank and Trust Company, as Sublicensee, State Street Global Markets, LLC, as Licensee, and Dow Jones & Company, Inc. (~~8~~6)

EX-99.A6(1)	— Amended and Restated Certificate of Formation of PDR Services LLC (1)
EX-99.A6(2)	— Amended and Restated Limited Liability Company Agreement of PDR Services LLC (1)
EX-99.A9(1)	— Chief Compliance Officer Services Agreement dated and effective October 5, 2004 (4)
EX-99.A9(2)	— Addendum to Chief Compliance Officer Services Agreements dated and effective September 1, 2006 (4)
EX-99.A9(3)	— Amendment to Chief Compliance Officer Services Agreement dated October 1, 2009 (4)
EX-99.A9(4)	— Depository Agreement among State Street Bank and Trust Company, as Trustee, PDR Services Corporation, as Sponsor and The Depository Trust Company as the Depository, dated January 13, 1998 (3)
EX-99.A11	— Code of Ethics dated and effective January 26, 2012 (4)
EX-99.C1	— Consent of Independent Registered Public Accounting Firm (1)

(1) ~~To be filed by amendment~~Filed herewith.

(2) Filed on February 25, 2011 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
(3) Filed on January 14, 1998 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
(4) Filed on February 22, 2012 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
(5) Filed on February 26, 2010 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.
~~(6) Filed on January 16, 1998 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.~~
~~(7) Filed on February 24, 2003 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.~~
(~~8~~6) Filed on February 23, 2007 with registrant’s Registration Statement on Form S-6 (File Nos. 333-31247 and 811-09170) and incorporated by reference herein.